Filed Pursuant to Rule 424(b)(3)
Registration No. 333-270956

PROSPECTUS

Up to 4,000,000 Shares of Common Stock

Heart Test Laboratories, Inc.

This prospectus relates to the resale, from time to time, of up to 4,000,000 shares of our common stock, par value $0.001 per share (the “Common Stock”), by the selling shareholder, Lincoln Park Capital Fund, LLC (“Lincoln Park” or the “selling shareholder”).

The shares of Common Stock being offered by the selling shareholder have been or may be issued pursuant to that certain purchase agreement between us and Lincoln Park, dated as of March 10, 2023 (the “Purchase Agreement”). See “The Lincoln Park Transaction” for a description of the Purchase Agreement and “Selling Shareholder” for additional information regarding Lincoln Park. The prices at which Lincoln Park may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

We may receive gross proceeds of up to $15,000,000 from the sale of shares of our Common Stock (“Purchase Shares”) to Lincoln Park under the Purchase Agreement, from time to time, in our discretion after the date of the registration statement of which this prospectus is a part is declared effective and after satisfaction of other conditions in the Purchase Agreement. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of the shares by the selling shareholder.

Lincoln Park may sell the shares of our Common Stock described in this prospectus in a number of different ways and at varying prices. The price that Lincoln Park will pay for the shares to be resold pursuant to this prospectus will depend upon the timing of sales and will fluctuate based on the trading price of our Common Stock. Lincoln Park is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

The purchase price for the Purchase Shares will be based upon formulas set forth in the Purchase Agreement depending on the type of purchase notice we submit to Lincoln Park from time to time. We will pay the expenses incurred in registering the shares of our Common Stock, including legal and accounting fees. See “Plan of Distribution” on page 45 for more information about how Lincoln Park may sell the shares of Common Stock being registered pursuant to this prospectus.

We previously completed our initial public offering (“IPO”) of units (“IPO Units”) consisting of Common Stock and warrants to purchase shares of Common Stock (“IPO Warrants”) on June 17, 2022. Our Common Stock and our IPO Warrants are listed on the Nasdaq Capital Market under the symbols “HSCS” and “HSCSW,” respectively. On April 10, 2023, the closing price of our Common Stock was $0.95 per share and the closing price of our IPO Warrants was $0.28.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 16 for a discussion of information that should be considered in connection with an investment in our Common Stock.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 11, 2023.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. The selling shareholder is offering to sell the shares of Common Stock, and seeking offers to buy the shares of Common Stock, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of Common Stock.

For investors outside of the United States: Neither we nor the selling shareholder have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, unless the context suggests otherwise, references to “Heart Test,” “HeartSciences,” the “Company,” “we,” “us” and “our” refer to Heart Test Laboratories, Inc., a Texas corporation. References to “Fiscal 2023” refer to the 12 months ending April 30, 2023, references to “Fiscal 2022” refer to the 12 months ended April 30, 2022, and references to “Fiscal 2021” refer to the 12 months ended April 30, 2021.

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”). Under this registration process, the selling shareholder may, from time to time, sell the securities offered by them described in this prospectus through any means described in the section titled “Plan of Distribution.” We will not receive any proceeds from the sale by the selling shareholder of the shares of Common Stock offered by them as described in this prospectus.

Neither we nor the selling shareholder have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the selling shareholder take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the selling shareholder will make an offer to sell these shares of Common Stock in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a

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statement contained in such prospectus supplement or post-effective amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will not be deemed to constitute a part of this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section of this prospectus titled “Where You Can Find Additional Information.”

You should not assume that the information contained in this prospectus, any prospectus supplement or amendments thereto, as well as information we have previously filed with the SEC, is accurate as of any date other than the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates.

TRADEMARKS AND TRADE NAMES

Certain of our trademarks are the subject of trademark registrations in the United States as well as various other countries. Other brand names, names and trademarks contained in this prospectus are the property of their respective owners. Solely for convenience, trademarks, service marks and tradenames are referred to in this prospectus without the SM, TM and/or ® symbols or any typographical emphasis (such as italicized or underlined text), but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to their service marks, trade names and trademarks.

MyoVista®, wavECG®, HEARTSCIENCES®, and Heart Test Laboratories (and design) ® are trademarks and/or service marks of the Company registered with the United States Patent and Trademark Office (“USPTO”). Other trademarks, service marks and trade names in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. We are liable for all information in this prospectus and the registration statement on Form S-1 filed with the SEC of which this prospectus constitutes a part.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” and elsewhere in this prospectus and in the information incorporated by reference into this prospectus constitute forward-looking statements. In some cases, you can identify forward- looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our device, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•	our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations;

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our ability to receive regulatory clearance for the MyoVista wavECG, or the MyoVista, from the U.S. Food and Drug Administration, or FDA, state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the timing and scope of those trials and the prospects for regulatory approval or clearance of, or other regulatory action with respect to the MyoVista;

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our ability to advance the development of the MyoVista, our conventional 12-lead electrocardiograph, or ECG, device that incorporates an additional proprietary artificial intelligence, or AI, -based algorithm that has been designed with the expectation of detecting cardiac dysfunction caused by heart disease or age-related cardiac dysfunction, and future potential products;

•	our ability to launch sales of the MyoVista into the U.S. and any future potential products;

•	our assessment of the potential of the MyoVista and future potential products to diagnose certain indications;

•	our planned level of capital expenditures and liquidity;

•	our plans to continue to invest in research and development to develop technology for new products;

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the regulatory environment and changes in the health policies and regimes in the countries in which we intend to operate, including the impact of any changes in regulation and legislation that could affect the medical device industry;

•	our ability to meet our expectations regarding the commercial supply of the MyoVista and any future products;

•	our ability to retain key executives;

•	our ability to internally develop new inventions and intellectual property;

•	the overall global economic environment;

•	the impact of COVID-19 and resulting government actions on us;

•	the impact of competition and new technologies;

•	general market, political and economic conditions in the countries in which we operate;

•	our ability to internally develop new devices and intellectual property;

•	changes in our strategy; and

•	potential litigation.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus and in the information incorporated by reference into this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus and in the information incorporated by reference into this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

The Company will continue to file annual, quarterly and current reports, proxy statements and other information with the SEC. Forward-looking statements speak only as of the dates specified in such filings. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after any such date, whether as a result of new information or future events or otherwise. You should not place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by us, or on our behalf. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Unless defined elsewhere, capitalized terms used in this prospectus are defined in the section of this prospectus titled “Glossary of Terms.”

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus or incorporated by reference into this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Common Stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto incorporated by reference into this prospectus. You should also consider, among other things, the information set forth under the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” in each case appearing elsewhere in this prospectus as well as the information incorporated by reference into this prospectus.

Company Overview

We are a medical technology company focused on applying innovative AI-based technology to an ECG, also known as an “EKG,” to expand and improve an ECG’s clinical usefulness. Our objective is to make an ECG a far more valuable cardiac screening tool, particularly in frontline or point-of-care clinical settings. HeartSciences’ first product candidate for FDA clearance, the MyoVista wavECG, or the MyoVista, is a resting 12-lead ECG that is designed to provide diagnostic information related to cardiac dysfunction as well as conventional ECG information in the same test. The cardiac dysfunction information has only traditionally been available through the use of cardiac imaging. Our business model, which involves the use of the MyoVista device and consumables for each test, is expected to be “razor-razorblade” as the electrodes used with the MyoVista are proprietary to HeartSciences, and new electrodes are required for every test performed. As of March 28, 2023, we had 12 full-time employees.

Our device is not cleared for marketing by the FDA and our future success is dependent upon receiving FDA De Novo clearance for the MyoVista. Additional funding may be required as part of achieving FDA clearance and thereafter would be required to support the sales launch of the MyoVista into the U.S., provide working capital and support further research and development, or R&D.

We believe that there is currently no low-cost, front-line, medical device that is effective at screening for heart disease. As a result, we believe that frontline physicians face a significant challenge in determining if a patient has heart disease. Although many think of the ECG as the frontline test for heart disease, in 2012, the United States Preventive Services Task Force conducted an evaluation of conventional ECG testing and stated: “There is no good evidence that an ECG helps physicians predict heart risks in people with no symptoms any better than traditional considerations such as current or former smoking, blood pressure and cholesterol levels.”

ECG devices record the electrical signals of a patient’s heart. The ECG is a ubiquitous, relatively low-cost, simple and quick test; it is portable and can be performed in a wide range of clinical settings by a non-specialist clinician or clinical aide. There are three basic categories of heart disease: electrical (such as an arrhythmia), structural (such as valvular disease) and ischemic (such as coronary artery disease, or CAD). Conventional resting ECGs have limited sensitivity in detecting structural and ischemic disease and are typically used for diagnosing cardiac rhythm abnormalities, such as atrial fibrillation, or acute coronary syndrome, such as a myocardial infarction which is also known as a heart attack. However, traditional ECGs have a limited role in identifying cardiac dysfunction associated with structural and ischemic disease.

HeartSciences has designed the MyoVista to help address these limitations and extend the clinical capability of an ECG in detecting cardiac dysfunction. We have been applying AI-machine learning to the signal processed electrical signal of the heart to develop a proprietary algorithm designed to detect cardiac dysfunction caused by heart disease and/or age-related cardiac dysfunction. The MyoVista has not yet received FDA clearance.

The editorial comment associated with the study titled “Prediction of Abnormal Myocardial Relaxation from Signal Processed Surface ECG” presented below discusses recent applications of machine learning to data derived from surface 12-lead ECGs in relation to cardiac dysfunction:

“These represent some of the most significant advances in electrocardiography since its inception, which has historically had a limited, if any, role in the evaluation of cardiac dysfunction. In the past, our cardiovascular community was resigned to the fact that surface ECGs are poor indicators for cardiac dysfunction.”

Khurram Nasir, MD, MPH, MSC, Department of Cardiology, Houston Methodist DeBakey Heart & Vascular Center, Houston, Texas, et. al., Journal of American College of Cardiology Editorial Comment Volume 76 Number 8 2020.

Almost all forms of heart disease, including CAD and structural disease, affect heart muscle, or cardiac, function prior to symptoms. Impaired cardiac function is first observed as impaired cardiac relaxation which is an early indicator of diastolic dysfunction and usually continues to increase in severity as heart disease progresses. The diastolic phase of the cardiac cycle occurs when the heart muscle relaxes (following contraction). Diastolic dysfunction may also be related to age-related cardiac dysfunction.

If we receive FDA clearance for the MyoVista, our main target markets would be frontline healthcare environments in the U.S., such as primary care, to assist physician decision making in the cardiology referral process. Currently, cardiology referral decisions are often based on a patient’s risk factors and/or a conventional ECG test. Accordingly, many patients with heart disease are left undetected while no treatment or intervention is required for most patients referred for cardiac imaging. We believe that adding the capability to detect cardiac dysfunction to a standard 12-lead resting ECG could help improve cardiac referral pathways and be valuable for patients, physicians, health systems and third-party payors.

New Class II devices, such as the MyoVista, require FDA De Novo premarket review. The MyoVista along with its proprietary software and hardware is classified as a Class II medical device by the FDA. Premarket review and clearance by the FDA for these devices is generally accomplished through the 510(k) premarket notification process or De Novo classification request, or petition process. We previously submitted an FDA De Novo classification request in December 2019 and, following feedback and communications with the FDA during and since that submission, we have been making modifications to our device, including our proprietary algorithm. We are partway through a new, pivotal clinical validation study and have been undertaking device and algorithm development and testing for a revised FDA De Novo submission, which we expect to take place during 2023.

We have been using the net proceeds from the IPO for, and intend to use proceeds we may receive from the sale of Purchase Shares to Lincoln Park to continue, our work towards FDA resubmission and clearance and for general corporate purposes. Although our current aim is to achieve FDA clearance, which would allow us to market the MyoVista in the U.S., with the remaining net proceeds of the IPO plus proceeds we may receive from the sale of Purchase Shares to Lincoln Park, there is no assurance that this will be the case. Additional funding would be required to support the sales launch of the MyoVista into the U.S., provide working capital and support further R&D. Our independent registered public accounting firm has issued an opinion on our audited financial statements incorporated by reference into this prospectus that contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern because we have experienced recurring losses, negative cash flows from operations, limited capital resources, and a net stockholders’ deficit. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

Heart Disease Facts and Current ECG Testing Limitations

Heart disease refers to a variety of conditions that affect the heart—including heart rhythm problems, heart valve problems, genetic defects and blood-vessel diseases such as CAD. It is often referred to as the “silent killer” and, according to the American Heart Association, one in three patients are not properly diagnosed until after a heart attack occurs and 50% of men and 64% of women who died suddenly of coronary heart disease had no previous symptoms. Statistics published by the U.S. Centers for Disease Control and Prevention, or CDC, show that in the United States heart disease is the leading cause of death for men, women, and people of most racial and ethnic groups. According to the CDC, one person dies from cardiovascular disease every 36 seconds and heart disease accounts for approximately one in four deaths. In 2018, 30.3 million U.S. adults were diagnosed with heart disease including 18.2 million adults with CAD. Approximately 605,000 patients in the U.S. have a heart attack each year with approximately 20% of deaths from CAD occurring in adults less than 65 years old. The scale of the problem is similar worldwide. In 2020, the World Health Organization confirmed that heart disease has remained the leading cause of death at the global level for the last 20 years. Ischemic heart disease now represents 16% of global deaths and an estimated 17.9 million people died from cardiovascular diseases in 2019, representing 32% of all global deaths.

As heart disease progresses to more acute stages, the cost to treat patients increases significantly. Cardiovascular disease is the leading cost to the healthcare system and is estimated to be responsible for one in every six healthcare dollars spent in the United States. Heart disease costs in the United States were approximately $363 billion in each of 2016 and 2017, including the cost of health care services, medicines, and lost productivity due to death. Governments, healthcare providers and payors are motivated to shift the diagnosis and management of these conditions to earlier stages where better patient outcomes can be delivered at lower costs.

We believe that there is currently no low-cost, front-line, medical device that is effective at screening for heart disease. As a result, frontline physicians face a significant challenge in determining if a patient has heart disease. The conventional ECG is thought of by many to be the front-line tool in cardiac testing, but it has poor sensitivity in detecting CAD or structural heart disease.

Overuse of Expensive Cardiology-Based Diagnostic Testing

We believe that the absence of cost-effective front-line or primary-care-based testing has resulted in the over-use of costly cardiology-based diagnostic tests. Noninvasive cardiac tests are significant contributors to healthcare costs, accounting for greater than 40% of Medicare Part B spending on medical imaging, or over $17 billion annually according to the U.S. Centers for Medicare & Medicaid Services, or CMS. There are a variety of effective, though expensive, diagnostic tests for patients used to detect heart disease. These are typically performed in a specialist cardiology or hospital setting and include:

•	Stress ECG testing, a non-invasive diagnostic test with a cost of approximately $200 with, according to the American College of Cardiology, a sensitivity of 68% in the detection of CAD.

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Echocardiogram, or echo, a non-invasive diagnostic imaging test, similar to an ultrasound, that is effective in the detection of heart disease; however, the Medicare cost of an echo in a hospital is approximately $600 and can be as much as $3,000 if performed privately.

•	Cardiac imaging tests, such as nuclear stress tests and coronary computerized tomography angiograms alternatively can be conducted noninvasively, but typically cost $1,000 or more.

•	Coronary angiogram, an invasive test in which dye that is visible by X-ray is injected into the blood vessels of the heart. A coronary angiogram can cost in excess of $5,000.

Diastolic Dysfunction, an Early Indicator of Heart Disease

The symptoms and causes of cardiac dysfunction have been researched for many years. The causes of cardiac dysfunction during the contraction (systolic) phase, also called reduced left ventricular ejection fraction, have been well understood for many years. However, according to the American Heart Association Statistics Committee report in 2013, approximately 50% of patients with heart failure symptoms have ejection fraction measures that are not markedly abnormal. In addition, multiple articles published by the National Institutes of Health, or NIH, state that approximately 50% of heart failure, or HF, cases are due to severe diastolic dysfunction, also called heart failure with preserved ejection fraction. As a result, understanding the causes and progression of diastolic dysfunction has become a key area of scientific and clinical interest. This research has led to the understanding that almost all patients with systolic dysfunction also have diastolic dysfunction and almost all types of heart disease including CAD, valvular disease, cardiomyopathy, hypertension, congenital heart disease, and pericardial disease induce diastolic dysfunction.

According to an article by Dr. Dalane W. Kitzman, MD and Dr. William C. Little, MD published in the February 14, 2012 issue of the Journal of the American Heart Association, diastolic performance is sensitive to nearly all of the common disease processes that affect cardiovascular function. The article indicates that left ventricular, or LV, diastolic function is impaired by all of the common disease processes that affect LV function or produce LV hypertrophy or fibrosis, including hypertension, diabetes, ischemia, myocarditis, toxins, and infiltrative cardiomyopathies. LV diastolic dysfunction, or LVDD, begins early in the heart disease process and continues to increase in severity as heart disease progresses. LVDD is now recognized as one of the earliest signs of heart disease and typical onset occurs when a patient is still asymptomatic. We believe that the early detection of diastolic dysfunction can be a valuable marker for almost all forms of heart disease and age-related cardiac abnormalities that may otherwise be missed by current conventional ECG devices.

Product and Technology

The MyoVista device has been developed in response to the relatively recent understanding in cardiology that most forms of heart disease are associated with LV relaxation abnormalities and diastolic dysfunction. The MyoVista is a 12-lead resting ECG device that features our proprietary algorithm developed to detect cardiac dysfunction in the diastolic phase, specifically slower than normal left ventricular relaxation rates as defined by the American Society of Echocardiology Guidelines.

The MyoVista also includes the capabilities of a full-featured conventional 12-lead resting ECG including analysis using the Glasgow Algorithm, also known as the Glasgow ECG Interpretation Algorithm. Developed by the University of Glasgow in the United Kingdom, the 12-lead ECG Analysis Algorithm has been relied upon for more than 35 years and is a widely respected resting ECG interpretive algorithm. The Glasgow Algorithm is licensed to the Company pursuant to a licensing agreement with The University Court of the University of Glasgow, under which we obtained a non-exclusive, worldwide license to software modules for an Android platform for analysis of resting 12-lead electrocardiograms and all intellectual property rights (including patents, copyright, trademarks, trade secrets and know-how) relating to the software modules to be used in the MyoVista (the “Glasgow Licensing Agreement”). We are currently in discussions to amend this agreement.

In the MyoVista, the conventional ECG (including the Glasgow Algorithm) and our proprietary algorithm which has been designed to detect diastolic abnormalities are combined as a single test with results presented separately. The MyoVista has a high-resolution touchscreen display and incorporates many easy and intuitive to use features commonly associated with a tablet device.

MyoVista device with 1 lead view of signal processed waveform

Market Opportunity

Diagnostic Gap

We believe that the significant diagnostic gap in heart disease is early identification. Heart disease often remains asymptomatic for many years as disease progresses until it reaches an acute stage, at which point many patients have a heart attack or die without prior diagnosis of disease. For this reason, heart disease is often referred to as the “silent killer.” In 2012, the United States Preventative Services Task Force stated that there is no good evidence that an ECG helps physicians predict heart risks in people with no symptoms any better than traditional considerations such as smoking, blood pressure and cholesterol levels, acknowledging the diagnostic gap that currently exists.

According to the CDC, cardiovascular disease remains the biggest cost for the US healthcare system at approximately $219 billion per year. The cost of treating acute cardiac events and heart failure is especially high in comparison to preventative treatment. Governments, healthcare providers and third-party payors are focused on shifting the diagnosis and management of heart disease to earlier stages where better patient outcomes can be delivered at lower cost; however, to make substantial progress the existing diagnostic gap needs to be closed.

We believe that the scale of cardiac disease as well as changing demographics, growing ECG market, impetus to identify risks earlier through low-cost testing which is better able to detect heart disease at an early stage, along with the increasing number and type of health care settings creates a significant opportunity for a device such as the MyoVista.

Changing Demographics

Heart disease is most commonly found in individuals age 65 and older with incidences of heart disease increasing at 65 years for men and 71.8 years for women. According to the Organization for Economic Co-operation and Development, advances in the field of medicine have led to an increase in life expectancy which, as of 2019, was estimated to average 78.9 years for a person in the U.S., up from 75.4 years in 1990. As life expectancy increases, the average age of the population is expected to increase. According to the U.S. Health and Human Services—Office of the Inspector General, or the HHS, the population age 65 and older increased from 38.8 million in 2008 to 52.4 million in 2018 (a 35% increase) and is projected to reach 94.7 million in 2060.

By 2030, more than 20 percent of U.S. residents are projected to be age 65 and over. Since heart disease is most commonly found in individuals age 65 years and older, and that population pool is increasing, we believe there is a significant opportunity for a device such as the MyoVista.

Growing ECG Market

The demand for electrocardiograph devices and related supplies known as electrodes is on the rise worldwide. Despite the limitations of the conventional ECG and healthcare guidance around the world that recommends against its use for screening, in the absence of a better alternative, the ECG remains a ubiquitous and widely-used test throughout healthcare including non-cardiology settings. It is estimated that 1.5 million to 3 million ECGs are performed worldwide every day, making it one of the most commonly used cardiovascular diagnostic tests in healthcare and a fundamental tool in clinical practice. It is estimated that more than 100 million ECGs are performed each year in the United States. The 2018 National Ambulatory Medical Care Survey indicated that office-based patient care physicians, excluding anesthesiologists and federal facilities such as U.S. Department of Veterans Affairs clinics, ordered or provided 27 million ECG tests and four million stress ECGs during office visits, and the 2017 National Hospital Ambulatory Medical Care Survey showed that during ambulatory care visits to hospital emergency departments, an additional 28 million ECG tests were ordered or performed by hospital emergency departments.

Impetus to Identify Risks Earlier for More Effective Low-Cost Testing

A key goal of the HHS is reducing healthcare costs. This places pressure on physicians and healthcare institutions to contain healthcare costs. Additionally, one of the key objectives of HHS’s Healthy People 2030, is to increase preventive care for people of all ages. We believe that efforts towards preventive care and maintenance will lead to more testing for high-risk individuals and patients who have existing cardiac conditions. This trend, we believe, in tandem with the push to shorten hospital stays, has created an impetus to identify pre-symptomatic patients at risk more effectively at the front-line physician or clinic level and to treat recovering cardiac patients through outpatient care and rehabilitation.

It is our belief that the MyoVista is positioned to respond to the global need for more effective, low-cost ECG testing that screens for heart disease.

Changing Nature of Healthcare Providers

The delivery of healthcare in the U.S. is evolving. Alternative treatment sites, such as retail clinics, concierge medicine, urgent care clinics and ambulatory surgical centers, deliver care from qualified providers in settings outside of emergency departments, hospitals or traditional physician offices. We expect this trend to accelerate the drive to provide more effective preventative care and represents a significant opportunity for the introduction of the MyoVista as a new medical device that offers an enhanced ability to screen for heart disease.

Capitation Provides an Incentive to Identify Medicare Advantage Patients

Healthcare providers are paid either through fee-for-service or capitation. Fee-for-service is a payment model where services are unbundled and paid for separately. In health care, the fee-for-service payment model incentivizes physicians to provide more treatments because payment is dependent on the quantity, rather than quality, of care. Capitation is a payment arrangement that pays a physician or group of physicians a set amount for each enrolled person assigned to them, per period of time, whether or not that person seeks care. Under capitation, the amount of remuneration is based on the average expected healthcare utilization of that patient, with greater payment for patients with significant history of medical problems.

Approximately 42% (approximately 26 million people) of those covered by Medicare according to CMS are enrolled in a Medicare Advantage plan. With respect to these patients, CMS pays capitation to healthcare providers. CMS uses risk adjustment to adjust capitation payments to health plans, either higher or lower, to account for the differences in the health costs of individuals with ailments such as heart failure, CAD, angina and valvular heart disease. Accordingly, under CMS guidelines, risk factor adjustments per patient will provide payment that is higher for sicker patients who have conditions where diagnosis codes are documented in the medical record as a result of a face-to-face visit. Therefore, there is a financial incentive to identify those Medicare Advantage patients who are sicker, including those who have undiagnosed ailments such as heart disease. We believe that undiagnosed heart disease represents a significant problem, and we believe insurance plans that have a high number of Medicare Advantage patients could be a target market for the MyoVista.

Market Strategy

General

Our objective is to make the MyoVista wavECG a standard-of-care, as an affordable and valuable medical test. Our business model, which involves the capital sale of the MyoVista device and the use of proprietary supplies (electrodes) for each test, is “razor-razorblade.” The electrode connection system is patented which, together with our proprietary high quality electrodes, facilitate high quality, stable ECG signal capture, which, we believe is important as the MyoVista analyzes frequency data as well as conventional ECG information. Because new electrodes are needed for each test, our proprietary electrodes, if purchased, would provide recurring per-test revenue for each MyoVista device sold. In short, unlike many new healthcare products, we do not expect to primarily rely on high device pricing and instead will seek to encourage adoption and to rely on recurring revenue as an important aspect of our business model.

Territories

Our initial sales focus will primarily be within the U.S. We intend to market the MyoVista in the U.S. using a direct sales force following FDA clearance. Outside of the U.S., for markets such as Europe and Latin America, we intend to utilize medical device distributors that have existing healthcare provider relationships and experience selling ECG devices, which will be supported by a small number of local field personnel.

Potential Markets

We believe that there is a large variety of potential markets for the MyoVista. Conventional ECGs are used throughout healthcare in almost every clinical setting including clinics, doctor’s offices, urgent care centers, and hospitals. We believe that, in many of those settings, the additional information on cardiac dysfunction which the MyoVista is designed to provide, in addition to the conventional ECG information provided, could be extremely valuable.

The MyoVista’s range of applications and potential uses are vast, and include providing:

•	Primary care—front-line cardiac testing/referral tool, heart disease screening.

•	Retail Healthcare—access to ECG testing at retail sites such as CVS, Walmart and Walgreens.

•	Emergency Departments—enhanced ECG testing for emergency room patients.

•	Cardiologists—prescreening cardiology patients.

•	Hospitals—in-patient testing or testing prior to discharge, particularly cardiac wards.

•	Surgery—pre-anesthesia testing, pre/post intervention.

•	Life Insurance testing—ECGs when required in connection with the issuance of life insurance policies.

•	Specialty Environments—screening for conditions such as, cardiomyopathy, cardiac oncology, drug trials, heart failure, and diabetes.

•	Athlete testing—cardiac screening programs for athletes.

Early Target Markets

Initially, our focus markets will be on: cardiology; primary care providers that serve upper to middle income regions including concierge medicine providers; retail clinics; and insurers with high levels of Medicare Advantage patients.

Reimbursement

In addition to targeting the health care settings described above, a key element of our strategy is to qualify for third-party payor reimbursement. This strategy has two stages. During the first stage, we intend to seek the support of the American College of Cardiology to use existing Current Procedural Terminology, or CPT, codes for the standard ECG functionality of the MyoVista. CPT codes are numbers assigned to each task or service provided by a healthcare provider including medical, surgical and diagnostic services. Insurers use the numbers to determine the amount to pay a provider. While we cannot assure you that we will receive such approval by ACC, this would provide physicians with the ability to use existing 12-lead ECG reimbursement codes. Medicare reimbursement for existing ECG testing procedures with interpretation and report ranges from approximately $17 to $55 depending on the type of healthcare facility. These charges would go directly to the healthcare facility/physician.

After this initial stage, our longer-term reimbursement strategy is to obtain additional reimbursement for the MyoVista capabilities related to detecting cardiac dysfunction. In July 2022, the American Medical Association issued new CPT Category III codes for novel AI assistive algorithmic ECG risk assessment for cardiac dysfunction. These codes are expected to cover the proprietary algorithm to be incorporated in the MyoVista. CPT Category III codes are designed to facilitate the use, adoption, and potential reimbursement of emerging technologies. The new codes went into effect in the CPT codebook on January 1, 2023. While we cannot assure you that these new codes will ultimately lead to the issuance of CPT Category I codes or that insurance coverage or payment can be obtained, if successful, this could potentially provide total reimbursement that is larger than reimbursement for conventional ECG devices, which, in turn, could provide MyoVista with a competitive advantage as compared to conventional ECG devices.

Competition

The medical device industry is characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary products. There are many medical device companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to the MyoVista. Competitors could include traditional ECG manufacturers such as General Electric Company, or GE, Koninklijke Philips N.V., and Nihon Kohden Corporation that may seek to innovate due to competition from HeartSciences, and new competitors that also see the opportunity to finally innovate in a market that, we believe, has significant need for improved products and technology change.

Intellectual Property

Our technology is protected by a patent portfolio as well as trade secrets, which together comprise an important part of technology protection for our existing and any future proprietary algorithms (especially when developing proprietary algorithms). We believe that the combination of patents and trade secrets create valuable competitive barriers in favor of HeartSciences.

The USPTO has issued eight utility patents and one design patent to us. The patent expiration dates range from March 2029 to August 2040. We also have fourteen international design registrations and eighteen international utility patents granted (with expiration dates ranging from September 2036 to March 2037) in jurisdictions such as China, Japan, South Korea, the United Kingdom, France, Germany, Mexico and Australia. We currently have several pending patent applications in multiple jurisdictions including India, Brazil, Europe and the United States.

In addition, we have entered into two agreements that are material to our rights to the intellectual property utilized in the MyoVista:

•

In January 2014, we entered into an invention assignment agreement, which we refer to as the MyoVista Technology Agreement, under which certain specified MyoVista technology and proprietary and intellectual property rights thereto (including patents, copyright, trademarks, trade secrets and know-how) were transferred and assigned to us by the inventor; and

•

In December 2015, we entered the Glasgow Licensing Agreement with The University Court of the University of Glasgow under which we obtained a non-exclusive, worldwide license to software modules for an Android platform for analysis of resting 12-lead electrocardiograms and all intellectual property rights (including patents, copyright, trademarks, trade secrets and know-how) relating to the software modules to be used in the MyoVista. We are currently in discussions to amend this agreement.

Research and Development

The Company’s R&D staff designs our hardware, software and AI-based algorithms. Hardware development assistance is provided by outside consulting firms. The Company internally develops the signal processing software elements along with outside assistance. The user interface elements of the software are designed by the Company along with the assistance of outside consultants. The data science work necessary to build the AI-based algorithms is performed both internally and externally using outside consultants. Incorporation of all software elements into the MyoVista hardware is performed internally. We currently employ four full-time R&D staff.

We believe, based on our research and other published research, that further algorithms could be developed for a range of additional clinical indications. Studies involving use of the MyoVista and proof of concept algorithms for alternative clinical indications have already been published and there is a growing body of third-party published research in this field.

On December 1, 2022 we entered into a multi-year collaboration agreement with Rutgers, The State University of New Jersey, to develop AI-based ECG algorithms with our intention being to augment our product development pipeline for additional new ECG algorithms in the medium term . We believe that in the future the ECG will have significantly greater clinical value and will facilitate far more effective heart disease screening and referral.

Implications of Being an “Emerging Growth Company” and a “Smaller Reporting Company”

We qualify as an “emerging growth company” under the Jumpstart our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we may take advantage of relief from certain reporting requirements and other burdens generally applicable to public companies. In particular, as an emerging growth company we:

•	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•

are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•

are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations, or MD&A; and

•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act. Please see “Risk Factors—We are an ‘emerging growth company,’ and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make the Common Stock less attractive to investors.”

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Common Stock held by non-affiliates (and are not otherwise eligible to be a smaller reporting company), or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. Further, under current SEC rules we will continue to qualify as a “smaller reporting company” for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $250 million as of the last business day of our most recently completed second fiscal quarter.

Certain of the reduced reporting requirements and exemptions available to us as an “emerging growth company” are also available to us due to the fact that we also qualify as a “smaller reporting company” under the SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. We will continue to be a smaller reporting company so long as (i) the market value of our stock held by non-affiliates is less than $250 million as of the last business day of the second fiscal quarter or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million as of the last business day of the second fiscal quarter. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recent Developments

Collaboration with Rutgers

On December 1, 2022 we entered into a multi-year collaboration agreement with Rutgers, The State University of New Jersey, to develop AI-based ECG algorithms with our intention being to augment our product development pipeline for additional new ECG algorithms in the medium term.

Compliance with Nasdaq Listing Requirements

On December 21, 2022, we received notice from the Listing Qualifications Staff of The Nasdaq Stock Market LLC, or Nasdaq, indicating that we were not in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market, under Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Requirement”), because our stockholders’ equity of $1,082,676 as reported in our Quarterly Report on Form 10-Q for the period ended October 31, 2022 was below the required minimum of $2.5 million, and because, as of October 31, 2022, we did not meet the alternative compliance standards, relating to the market value of listed securities of $35 million or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

On February 3, 2023, we submitted a plan to Nasdaq to regain compliance with the Minimum Stockholders’ Equity Requirement. On February 8, 2023, Nasdaq notified us that they have granted us an extension of up to 180 calendar days from December 21, 2022, i.e. through June 19, 2023, to regain compliance. If we fail to evidence compliance upon filing our annual report for the year ending April 30, 2023 with the SEC and Nasdaq, our Common Stock and IPO Warrants may be subject to delisting. If Nasdaq determines to delist our Common Stock and IPO Warrants, we will have the right to appeal to a Nasdaq hearings panel.

Bridge Warrant Amendment No. 2

On February 3, 2023, we entered into a second amendment to the Bridge Warrants (as defined in the Glossary of Terms), which we refer to as the Bridge Warrant Amendment No. 2. The Bridge Warrant Amendment No. 2 amended the Bridge Warrants (as previously amended) by (i) lowering the exercise price of $4.25 for a period of ten (10) business days beginning February 3, 2023 and ending February 16, 2023 (the “Limited Period”), during which period the exercise price was set at $1.00, subject to adjustments set forth in the Bridge Warrant; (ii) providing that during the Limited Period, the holder was able, in its sole discretion, to elect a cashless exercise of the Bridge Warrant in whole or in part, pursuant to which the holder received a net number of shares of Common Stock equal to one-third of the total number of shares into which the Bridge Warrant could otherwise have been exercised; and (iii) removing the exercise price adjustment provisions of the Bridge Warrants with limited exceptions for transactions such as stock dividends, stock splits, stock combinations and reverse stock splits. Additionally, the Bridge Warrant Amendment No. 2 provided that in the event that the aggregate number of shares of Common Stock to be received by a holder upon an exercise of its Bridge Warrant during the Limited Period would result in such holder’s receiving shares of Common Stock in excess of its applicable Bridge Maximum Percentage (as defined in the Glossary of Terms), in lieu of delivery of shares of Common Stock in excess of the Bridge Maximum Percentage, the holder would receive such excess shares as pre-funded warrants substantially in the form of the Pre-Funded Bridge Warrants (as defined in the Glossary of Terms), with certain exercise price adjustment provisions removed. Further, the Bridge Warrant Amendment No. 2 included a waiver of Section 4(w) of the Bridge SPA (as defined in the Glossary of Terms), which placed certain restrictions on the Company’s ability to issue securities for a specified period of time.

During the Limited Period, the Company issued 1,172,304 shares of Common Stock and a pre-funded warrant to purchase 150,000 shares of Common Stock (the “Remaining Pre-Funded Bridge Warrant”) pursuant to exercises of the Bridge Warrants and received approximately $1.3 million in proceeds from these exercises. At the end of the Limited Period, Bridge Warrants to purchase 298,667 shares of Common Stock (the “Remaining Bridge Warrants”) remained outstanding, with an exercise price of $4.25 per share, subject to adjustments as set forth in the Bridge Warrants.

Lincoln Park Purchase Agreement

On March 10, 2023, we entered into the Purchase Agreement with Lincoln Park pursuant to which we have the right, but not the obligation, to sell to Lincoln Park up to $15,000,000 of Purchase Shares from time to time over the 36-month term beginning only after certain conditions set forth in the Purchase Agreement have been satisfied, including that this Registration Statement shall have been declared effective under the Securities Act, which we refer to as the Commencement Date. In accordance with the Purchase Agreement, on March 13, 2023, we issued 100,000 shares of our Common Stock (the “Initial Commitment Shares”) to Lincoln Park as consideration for its commitment to purchase shares of our Common Stock under the Purchase Agreement. At the time Lincoln Park’s purchases cumulatively reach an aggregate amount of $2,000,000 of Purchase Shares, in accordance with the Purchase Agreement, we will issue an additional 62,500 shares of our Common Stock (the “Additional Commitment Shares”, and, together with the Initial Commitment Shares, the “Commitment Shares”) to Lincoln Park as consideration for such purchases.

Under applicable rules of Nasdaq, in no event may we issue or sell to Lincoln Park under the Purchase Agreement shares of our Common Stock, including the Commitment Shares, in excess of 1,927,022 shares, which is equal to 19.99% of the shares of our Common Stock outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”) unless (i) we obtain shareholder approval to issue shares of our Common Stock in excess of the Exchange Cap or (ii) the average price of all shares of Common Stock issued to Lincoln Park under the Purchase Agreement equals or exceeds $1.16 per share (which represents the official closing price of our Common Stock on The Nasdaq Capital Market the day of signing of the Purchase Agreement), such that the transactions contemplated by the Purchase Agreement are exempt from the Exchange Cap limitation under applicable Nasdaq rules. In any event, the Purchase Agreement specifically provides that we may not issue or sell any shares of our Common Stock under the Purchase Agreement if such issuance or sale would breach any applicable rules or regulations of the Nasdaq. The Purchase Agreement also prohibits us from directing Lincoln Park to purchase any shares of our Common Stock if those shares, when aggregated with all other shares of our Common Stock then beneficially owned by Lincoln Park (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder), would result in Lincoln Park and its affiliates beneficially owning more than 9.99% of the then total outstanding shares of Common Stock, which we refer to herein as the Beneficial Ownership Limitation.

Lincoln Park Registration Rights Agreement

Concurrently with entering into the Purchase Agreement, we entered into a registration rights agreement with Lincoln Park (the “Registration Rights Agreement”) pursuant to which we agreed to register the resale of the shares of our Common Stock that have been and may be issued to Lincoln Park under the Purchase Agreement pursuant to this Registration Statement.

Corporate Information

We are a Texas corporation based in Southlake, Texas and were incorporated in Texas in August 2007. Our principal executive offices are located at 550 Reserve Street, Suite 360, Southlake TX 76092. Our telephone number is 682-237-7781. We are doing business under an assumed name, HeartSciences. Our website address is

www.heartsciences.com. The information contained on, or that can be accessed through, our website is not part of this prospectus or the registration statement of which it forms a part. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

Common Stock offered by the Selling Shareholder	Up to 3,837,500 shares of our Common Stock, which we may sell to Lincoln Park from time to time over the next 36 months beginning on the Commencement Date, at our sole discretion, in accordance with the Purchase Agreement.

100,000 shares of our Common Stock previously issued to Lincoln Park as consideration for its commitment to purchase shares of our Common Stock under the Purchase Agreement. We did not receive any cash proceeds from the issuance of these Initial Commitment Shares.

62,500 shares of our Common Stock to be issued to Lincoln Park at the time Lincoln Park’s purchases cumulatively reach an aggregate amount of $2,000,000 of Purchase Shares. We will not receive any cash proceeds from the issuance of these Additional Commitment Shares.

Common Stock outstanding immediately after this offering(1)	13,639,931 shares, assuming the issuance of all 4,000,000 shares offered for resale by Lincoln Park pursuant to this prospectus, which includes the 100,000 shares of Common Stock previously issued to Lincoln Park as Initial Commitment Shares and 62,500 shares of Common Stock that may be issued to Lincoln Park as Additional Commitment Shares. The actual number of shares issued will vary depending on the number of shares sold to Lincoln Park pursuant to the Purchase Agreement.

Use of proceeds	We will receive no proceeds from the sale of shares of Common Stock by Lincoln Park in this offering. We may receive up to $15,000,000 in gross proceeds from the sale of shares of Common Stock to Lincoln Park pursuant to the Purchase Agreement from time to time after the date that the registration statement of which this prospectus is a part is declared effective. We currently intend to use any proceeds that we receive from the sale of shares of Common Stock to Lincoln Park under the Purchase Agreement for costs directly related to achieving FDA clearance for the MyoVista device, for R&D, working capital and general corporate purposes, including personnel costs, capital expenditures and the costs of operating as a public company. See the section of this prospectus titled “Use of Proceeds” for additional information.

Nasdaq Listing	Our Common Stock and IPO Warrants are listed on Nasdaq under the symbols “HSCS” and “HSCSW,” respectively.

Risk factors	Investment in our Common Stock involves substantial risks. You should read this prospectus and the information incorporated by reference into this prospectus carefully, including the section entitled

“Risk Factors” in this prospectus and the documents incorporated by reference and the financial statements and the related notes to those statements incorporated by reference in this prospectus, before investing in our Common Stock.

(1)	The number of shares of our Common Stock outstanding after this offering is based on the number of shares outstanding as of March 23, 2023, and excludes the following as of such date:

•

22,654 shares of Common Stock issuable upon conversion of the 5,200 shares of Series C Preferred Stock issuable upon conversion of the $130K Note. This number of shares of Common Stock also excludes shares issuable pursuant to antidilution provisions set forth in the Series C Preferred Stock, which is dependent on the market price of our Common Stock at the time of conversion;

•	1,636,646 shares of Common Stock issuable upon conversion of the 375,671 shares of issued and outstanding Series C Preferred Stock;

•	1,763,695 shares of Common Stock issuable upon the exercise of stock options issued to directors, employees and consultants of the Company, of which 395,679 have vested;

•	326,423 shares of Common Stock issuable upon exercise of the Investor Warrants, the $1M Lender Warrants and the $1.5M Lender Warrants;

•	298,667 shares of Common Stock issuable upon exercise of the Remaining Bridge Warrants;

•	1,725,000 shares of Common Stock issuable upon exercise of the IPO Warrants, which includes the IPO Warrants issued pursuant to the underwriter’s over-allotment option in the IPO; and

•	105,000 shares of Common Stock issuable upon exercise of the IPO Underwriter Warrants (as defined in the Glossary of Terms).

•	150,000 shares of Common Stock issuable upon exercise of the Remaining Pre-Funded Bridge Warrant.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information incorporated by reference into this prospectus as well as the risk factors included in Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended April 30, 2022 incorporated by reference into this prospectus, before making a decision to invest in our Securities. Our business, results of operations, financial condition and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the following risks actually occur, our business, platform, reputation, brand, results of operations, financial condition and prospects could be materially and adversely affected. In such event, the market price of our Securities could decline, and you could lose all or part of your investment.

Risks Related to this Offering and the Ownership of our Common Stock

We have been notified by The Nasdaq Stock Market LLC of our failure to comply with certain continued listing requirements and, if we are unable to regain compliance with all applicable continued listing requirements and standards of Nasdaq, our Common Stock could be delisted from Nasdaq.

Our Common Stock and IPO Warrants are currently listed on Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements.

On December 21, 2022, we received notice from the Listing Qualifications Staff of Nasdaq indicating that we were not in compliance with the Minimum Stockholders’ Equity Requirement, because our stockholders’ equity of $1,082,676 as reported in our Quarterly Report on Form 10-Q for the period ended October 31, 2022 was below the required minimum of $2.5 million, and because, as of October 31, 2022, we did not meet the alternative compliance standards, relating to the market value of listed securities of $35 million or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

On February 3, 2023 we submitted to Nasdaq a plan to regain compliance with the Minimum Stockholders’ Equity Requirement. On February 8, 2023, Nasdaq notified us that they have granted us an extension of up to 180 calendar days from December 21, 2022, or through June 19, 2023, to regain compliance. If we fail to evidence compliance upon filing our periodic report for the year ending April 30, 2023 with the SEC and Nasdaq, we may be subject to delisting. If Nasdaq determines to delist our Common Stock, we will have the right to appeal to a Nasdaq hearings panel.

There can be no assurances that we will be able to regain compliance with the Minimum Stockholders’ Equity Requirement or, if we do regain compliance with the Minimum Stockholders’ Equity Requirement, that we will be able to continue to comply with all applicable Nasdaq listing requirements in the future. If we are unable to maintain compliance with these Nasdaq requirements, our Common Stock will be delisted from Nasdaq.

In the event that our Common Stock is delisted from Nasdaq, as a result of our failure to comply with the Minimum Stockholders’ Equity Requirement, or due to our failure to continue to comply with any other requirement for continued listing on Nasdaq, and is not eligible for listing on another exchange, trading in the shares of our Common Stock could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Common Stock, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our Common Stock to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.

Although our Common Stock began trading on The Nasdaq Stock Market LLC on June 15, 2022, we do not know whether an active, liquid trading market for our Common Stock will be sustained or what the trading price of our Common Stock will be in the future. Our Common Stock may trade at a price below the price you paid and may be difficult for you to sell the Common Stock you purchase.

Although our Common Stock is listed on Nasdaq and began trading on June 15, 2022, an active trading market for our Common Stock may not be sustained. It may be difficult for you to sell your Common Stock without depressing the market price for the Common Stock or at all. Consequently, you may not be able to sell your Common Stock at or above the price you paid, or at all. Further, an inactive market may also impair our ability to raise capital by selling additional shares of Common Stock and it also may impair our ability to enter into strategic partnerships or acquire companies, products, or services by using our equity securities as consideration.

We cannot predict the extent to which investor interest in us will sustain an active trading market or how active and liquid that market may become in the future. If an active and liquid trading market does not continue, you may have difficulty selling your Common Stock at an attractive price or at all. The market price of our Common Stock may decline below the price you paid and you may not be able to sell your Common Stock at or above the price you paid, or at all.

The market price of our Common Stock has been and may continue to be highly volatile, and you could lose all or part of your investment.

The market price of our Common Stock is likely to be volatile, which may prevent you from being able to sell your Common Stock at or above the price you paid for your shares. This volatility could be the result of a variety of factors, which include:

•	whether we achieve our anticipated corporate objectives;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in our financial or operational estimates or projections;

•	our ability to implement our operational plans;

•	termination of lock-up agreements or other restrictions on the ability of our shareholders to sell shares after the IPO;

•	changes in the economic performance or market valuations of companies similar to ours;

•	general economic or political conditions in the U.S. or elsewhere; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the stock of publicly-traded medical device companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. Broad market and industry factors may negatively affect the market price of our Common Stock, regardless of our actual operating performance, and we have little or no control over these factors.

Future sales of a substantial number of shares of our Common Stock by our existing shareholders in addition to the shares offered by this prospectus could cause our stock price to decline.

As of March 23, 2023, there were 9,739,931 shares of our Common Stock outstanding. In addition, as of March 23, 2023 there were 375,671 shares of Series C Preferred Stock outstanding that, as of such date, were convertible into 1,636,646 shares of Common Stock, a convertible note which could convert into 5,200 shares of Series C Preferred Stock (which could then convert into 22,654 shares of Common Stock), and warrants (including the Bridge Warrants) and options exercisable for 4,368,785 shares of our Common Stock. All of the shares of Common Stock and IPO Warrants sold in the IPO became eligible for sale immediately upon issuance in the IPO. Additional shares will be eligible for sale in the public market upon expiration of the remaining unexpired lock-up agreements entered into in connection with the IPO. Subject to any applicable lock-up agreements, pursuant to Rule 144 under the Securities Act as in effect on the date hereof, or Rule 144, a person who holds restricted shares of Common Stock (assuming there are any restricted shares) and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least six months, would be entitled to sell an unlimited number of shares of our Common Stock, provided current public information about us is available. In addition, under Rule 144, a person who holds restricted shares in us and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least one year, would be entitled to sell an unlimited number of shares without regard to whether current public information about us is available. It is conceivable that following the holding period, many shareholders may wish to sell some or all of their shares. If our shareholders sell substantial amounts of our Common Stock in the public market at the same time, the market price of our Common Stock could decrease significantly due to an imbalance in the supply and demand of our Common Stock. Even if they do not actually sell the Common Stock, the perception in the public market that our shareholders might sell significant Common Stock could also depress the market price of our Common Stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they publish negative reports regarding our business or our securities, our share price and trading volume could decline.

The trading market for the Common Stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the Common Stock, or provide more favorable relative recommendations about our competitors, the price of our Common Stock would likely decline. If any analyst who may cover us were to cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our Common Stock or trading volume to decline.

Management has broad discretion as to the use of proceeds we may receive from the sale of Purchase Shares to Lincoln Park.

Our management has broad discretion in the allocation of proceeds we may receive from the sale of Purchase Shares to Lincoln Park and could use such proceeds for purposes other than those contemplated at the date of this prospectus. Our shareholders may not agree with the manner in which our management chooses to allocate and spend such proceeds.

We will need additional capital beyond the capital raised from the sale of Purchase Shares to Lincoln Park, and the sale of additional shares of the Common Stock or equity or debt securities could result in additional dilution to our shareholders.

Although the net proceeds from our IPO and the sale of Purchase Shares to Lincoln Park are anticipated to be sufficient to achieve FDA clearance, which would allow us to market the MyoVista in the U.S., there is no assurance that this would be the case and further funding may be required. We will need to raise additional capital beyond the capital raised in the IPO and from the sale of Purchase Shares to Lincoln Park in order to support the sales launch of the MyoVista into the U.S., provide working capital and support further R&D. Such additional capital may be raised through a combination of private and public equity offerings, debt financings and collaborations, and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our Common Stock. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring debt, without prior approval, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development, sales launch or marketing efforts or grant rights to develop and market product that we would otherwise prefer to develop and market ourselves.

We have identified weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.

Prior to the completion of the IPO, we had been a private company with limited accounting personnel to adequately execute our accounting processes and limited supervisory resources with which to address our internal control over financial reporting. While a private company, we had not designed or maintained an effective control environment as required of public companies under the rules and regulations of the SEC. Management and our independent registered public accounting firm, Haskell & White LLP, identified several material weaknesses in our internal control over financial reporting in connection with our preparation and the audits of our financial statements for Fiscal 2022 and Fiscal 2021.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financing reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses we and our independent registered public accounting firms identified are listed below:

•	we did not maintain sufficient U.S. GAAP and SEC accounting resources commensurate with those required of a public company;

•	we had an insufficient number of staff to maintain optimal segregation of duties and levels of oversight; and

•	we did not have strong accounting consideration and analysis over equity accounts and inventory valuation.

These material weaknesses resulted in adjustments to our prior year financial statements primarily related to equity accounts, accruals, and inventory and could result in a misstatement of any account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

We have taken and continue to take remedial steps to improve our internal controls over financial reporting, which includes hiring additional accounting and financial reporting personal and implementing additional policies, procedures, and controls. We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. Management is monitoring the effectiveness of these and other processes, procedures and controls and will make any further changes deemed appropriate. Management believes the foregoing actions will effectively remediate the material weaknesses, however, our material weaknesses will not be considered remediated until controls are in place for a period of time, the controls are tested, and management concludes that the controls are properly designed and operating effectively. As a result, the timing of when we will be able to fully remediate the material weaknesses is uncertain. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. This, in turn, could jeopardize our ability to comply with our reporting obligations, limit our ability to access the capital markets and adversely impact our stock price.

Our independent registered public accounting firm was not required to perform an evaluation of our internal control over financial reporting as of either April 30, 2022 or April 30, 2021 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting in the future as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act.

If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting, and our stock price, may be adversely affected and we may be unable to maintain compliance with the applicable stock exchange listing requirements. Implementing any appropriate changes to our internal controls may divert the attention of our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are adequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our services to new and existing customers.

Our Board of Directors is authorized to issue and designate shares of our preferred stock in additional series without shareholder approval.

Our amended and restated certificate of formation, as amended (“Certificate of Formation”), authorizes our Board of Directors, without the approval of our shareholders, to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our Certificate of Formation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences, privileges and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our Common Stock, which may reduce its value.

As of March 23, 2023 our principal shareholders, officers and directors beneficially owned approximately 26.7% of our Common Stock. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 23, 2023, our principal shareholders, officers and directors beneficially owned approximately 26.7% of the outstanding shares of our Common Stock. This significant concentration of share ownership may adversely affect the trading price for our Common Stock because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

Provisions of the IPO Warrants and the Remaining Bridge Warrants could discourage an acquisition of us by a third party.

In addition to the provisions of our Certificate of Formation and second amended and restated bylaws (“Bylaws”), certain provisions of the IPO Warrants and the Remaining Bridge Warrants could make it more difficult or expensive for a third party to acquire us. The IPO Warrants and the Remaining Bridge Warrants prohibit us from engaging in certain transactions constituting “fundamental transactions” unless, among other things, the surviving entity assumes our obligations under the IPO Warrants and the Remaining Bridge Warrants. These and other provisions of the IPO Warrants and the Remaining Bridge Warrants could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

We have incurred and will continue to incur significant costs as a result of the listing of our securities for trading on Nasdaq. As a public company in the U.S., our management is required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

Upon the listing of securities on Nasdaq, we became a publicly traded company in the United States and as such, we are incurring significant accounting, legal and other expenses that we did not incur before the IPO. We also are incurring costs associated with corporate governance requirements of the SEC, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. We expect these rules and regulations to continue to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, any committees of our Board of Directors, or as executive officers.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

We have never paid cash dividends on our Common Stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have neither declared nor paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in Common Stock as a source for any future dividend income. Our Board of Directors has complete discretion as to when or whether to distribute dividends. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors.

We are an “emerging growth company,” and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make the Common Stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could remain an emerging growth company until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer. We cannot predict if investors will find our Common Stock less attractive if we choose to rely on these exemptions. If some investors find our Common Stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Common Stock and our stock price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have opted for taking advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act.

Anti-takeover provisions could make a third party acquisition of us difficult.

Our Certificate of Formation and Bylaws eliminate the ability of shareholders to take action by less than unanimous written consent. This provision could make it more difficult for a third party to acquire us without the approval of our Board of Directors. In addition, the Texas Business Organizations Code (“TBOC”) also contains certain provisions that could make an acquisition by a third party more difficult.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq and if the price of our Common Stock is less than $5.00, our Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Stock, and therefore shareholders may have difficulty selling their shares of Common Stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of Common Stock by Lincoln Park in this offering. We may receive up to $15,000,000 in aggregate gross proceeds under the Purchase Agreement from any sales we make to Lincoln Park from time to time pursuant to the Purchase Agreement after the date that the registration statement of which this prospectus is a part is declared effective. The gross proceeds to us from the sale of shares of Common Stock to Lincoln Park pursuant to the Purchase Agreement will be up to $15,000,000 over an approximately 36-month period, assuming that such sales are not limited by the Exchange Cap and we sell the full amount of Common Stock that we have the right, but not the obligation, to sell to Lincoln Park under the Purchase Agreement, and before other estimated fees and expenses. We may sell fewer than all of the shares permitted to be sold pursuant to the Purchase Agreement, in which case our offering proceeds will be less. Because we are not obligated to issue or sell any shares of our Common Stock under the Purchase Agreement, other than the Initial Commitment Shares (from which we will receive no proceeds), the actual total offering amount and proceeds to us, if any, are not determinable at this time. There can be no assurance that we will receive any proceeds under or fully utilize the Purchase Agreement. See “Plan of Distribution” elsewhere in this prospectus for more information.

As of the date of this prospectus, we cannot predict with certainty all the uses for the net proceeds, if any, we may receive from the sale of Purchase Shares to Lincoln Park under the Purchase Agreement. We currently intend to use such net proceeds, if any, in conjunction with the remaining proceeds from our IPO and proceeds received from the cash exercises of Bridge Warrants, (i) for costs directly related to achieving FDA clearance for the MyoVista device, including costs for relevant Company personnel, associated device testing, validation and R&D, and completing the pivotal clinical validation study, (ii) for working capital and general corporate purposes until we can obtain FDA approval, (iii) to pay accrued and unpaid interest to one lender (John Q. Adams, Sr., a former director of the Company) under the $1M Loan and Security Agreement on or before September 30, 2023, which is estimated to be $77,000 as of such date, and (iv) with respect to the remainder, if any, for working capital and general corporate purposes, including personnel costs, capital expenditures and the costs of operating as a public company. The promissory note issued to John Q. Adams, Sr. pursuant to the $1M Loan and Security Agreement, as amended through the date of this prospectus (the “Adams Note”), matures on March 31, 2024 and the promissory issued to Front Range Ventures, LLC, or FRV, pursuant to the $1M Loan and Security Agreement, as amended through the date of this prospectus (the “FRV Note”), matures on September 30, 2024. At January 31, 2023, the aggregate principal balance outstanding under the Adams Note and the FRV Note was $1.0 million and the interest rate under each promissory note was 12% per annum. FRV is a beneficial owner of more than five percent (5%) of the combined voting power of our outstanding capital stock and Mr. Adams is a former director of the Company.

We received approximately $5.2 million in net proceeds from our IPO after deducting the underwriting discount and commission and other IPO expenses payable by the Company of approximately $1.2 million. As of March 23, 2023, we had used approximately $4.6 million of the net proceeds from the IPO.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our global marketing and sales efforts, our development efforts and the overall economic environment. Therefore, our management will retain broad discretion over the use of the proceeds from this offering. We may ultimately use the proceeds for different purposes than what we currently intend. Pending any ultimate use of any portion of the proceeds from this offering, if the anticipated proceeds will not be sufficient to fund all the proposed purposes, our management will determine the order of priority for using the proceeds, as well as the amount and sources of other funds needed.

MARKET PRICE AND DIVIDENDS ON COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Current Market Price and Number of Shareholders

Our Common Stock and IPO Warrants are listed on the Nasdaq Stock Market under the symbols “HSCS” and “HSCSW,” respectively. As of March 23, 2023, there were 320 holders of record of our Common Stock. As many of our shares of Common Stock are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders. On April 10, 2023, the closing price of our Common Stock was $0.95 per share and the closing price of our IPO Warrants was $0.28.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our Common Stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of January 31, 2023 (unaudited):

•	on an actual basis;

•

on a pro forma basis to give effect to: (i) the issuance of 1,172,304 shares of Common Stock and 150,000 pre-funded warrants pursuant to the Bridge Warrant exercises; and (ii) the issuance of 117,768 shares of Common Stock pursuant to the conversion of Series C Preferred Stock; and

•

on a pro forma as adjusted basis to give effect to the sale of 3,837,500 Purchase Shares at a price of $1.02 per share (which assumes shareholder approval of such issuances of shares and no application of the Exchange Cap), which was the closing price of our Common Stock on The Nasdaq Capital Market on March 23, 2023, the 100,000 shares of Common Stock previously issued to Lincoln Park as Initial Commitment Shares and the 62,500 shares of Common Stock that would be issued to Lincoln Park as Additional Commitment Shares, as if all such issuances of Common Stock to Lincoln Park occurred on January 31, 2023.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing in our Quarterly Report on Form 10-Q for the quarter ended January 31, 2023 and our Annual Report on Form 10-K for the fiscal year ended April 30, 2022, which are incorporated by reference into the registration statement of which this prospectus forms a part.

	As of January 31, 2023
	Actual	Pro Forma	Pro Forma As Adjusted
	(U.S. dollars in thousands, unaudited) (1)
Cash and cash equivalents	$1,931	$3,222	$7,041
Indebtedness:
$130k Note	$130	$130	$130
Loan and Security Agreement	1,000	1,000	1,000

Total indebtedness:	1,130	1,130	1,130

Shareholders’ (deficit) equity:
Series C convertible preferred stock, $0.001 par value; 20,000,000 preferred shares authorized; 600,000 shares designated as Series C Preferred Stock; 403,228 issued and outstanding;
Common stock, $0.001 par value; 500,000,000 shares authorized; 8,349,859 issued and outstanding actual; 9,639,931 shares issued and outstanding, proforma; and 13,639,931 shares issued and outstanding pro forma as adjusted	8	10	14
Additional paid-in-capital	58,858	60,147	63,963
Accumulated deficit	(59,124)	(59,124)	(59,124)

Total shareholders’ (deficit) equity	(258)	1,033	4,853

Total capitalization	$872	$2,163	$5,983

(1) Assumes Lincoln Park purchases 3,837,500 Purchase Shares at a price of $1.02 per share (which assumes shareholder approval of such issuances of shares and no application of the Exchange Cap), which was the closing price of our Common Stock on The Nasdaq Capital Market on March 23, 2023, and also includes 100,000 shares of Common Stock previously issued to Lincoln Park as Initial Commitment Shares and 62,500 shares of Common Stock that may be issued to Lincoln Park as Additional Commitment Shares, as if such issuances of shares of Common Stock to Lincoln Park pursuant to the Purchase Agreement had occurred as of January 31, 2023 for an aggregate price of $3.9 million, with cash to the Company (net of the estimated expenses of the offering) of $95,000.

The table above excludes the following as of January 31, 2023:

•

1,624,015 shares of Common Stock issuable upon conversion of the Series C Preferred Stock (including 20,677 shares issuable upon conversion of the shares of Series C Preferred Stock issuable upon conversion of the $130K Note) on an actual basis and 1,659,300 shares of Common Stock issuable upon conversion of the Series C Preferred Stock (including 22,654 shares issuable upon conversion of the shares of Series C Preferred Stock issuable upon conversion of the $130K Note) on a pro forma basis. See “Description of Securities—Preferred Stock” for additional information;

•	832,195 shares of Common Stock issuable upon the exercise of stock options issued to directors, employees and consultants of the Company, of which 395,679 were vested as of such date;

•	76,423 shares of Common Stock issuable upon the exercise of the Investor Warrants, the $1M Lender Warrants, the $1.5M Lender Warrants;

•

1,683,470 shares of Common Stock issuable upon the exercise of the Bridge Warrants on an actual basis and 298,667 shares of Common Stock to be issued upon exercise of the Remaining Bridge Warrants on a pro forma basis;

•	1,725,000 shares of Common Stock issuable upon the exercise of the IPO Warrants, which includes the IPO Warrants issued pursuant to the underwriter’s over-allotment option in the IPO; and

•	105,000 shares of Common Stock issuable upon the exercise of the IPO Underwriter Warrants.

This number of shares of Common Stock also excludes shares issuable pursuant to certain antidilution provisions set forth in the Series C Preferred Stock that are dependent on the market price of our Common Stock at the time of a mandatory conversion.

DILUTION

The sale of shares of Common Stock to Lincoln Park pursuant to the Purchase Agreement will have a dilutive impact on our shareholders. In addition, the lower the price of our Common Stock is at the time we exercise our right to sell shares to Lincoln Park, the more shares of our Common Stock we will issue to raise our desired amount of proceeds from the sale, and the greater the dilution to our existing shareholders.

The price that Lincoln Park will pay for our Common Stock to be resold pursuant to this prospectus will depend upon the timing of sales and will fluctuate based on the trading price of Common Stock.

The historical net tangible book value (deficit) of our Common Stock was approximately $(0.2) million, or $(0.03) per share as of January 31, 2023. Historical net tangible book value (deficit) per share represents the amount of our total tangible assets less our total liabilities, divided by 8,349,859, the total number of shares of Common Stock issued and outstanding on January 31, 2023.

The pro forma historical net tangible book value was approximately $1.0 million at January 31, 2023. Pro forma historical net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of Common Stock outstanding at January 31, 2023, after giving effect to (i) the issuance of 1,172,304 shares of Common Stock and the Remaining Pre-Funded Bridge Warrant to purchase 150,000 shares of Common Stock pursuant to the Bridge Warrant exercises; and (ii) the issuance of 117,768 shares of Common Stock pursuant to the conversion of Series C Preferred Stock.

After giving effect to (i) the sale of 3,837,500 Purchase Shares to Lincoln Park pursuant to the Purchase Agreement and assuming gross proceeds of approximately $3.9 million from the sale of shares to Lincoln Park pursuant to the Purchase Agreement (based on an assumed price of $1.02 per share, the closing price of our Common Stock on The Nasdaq Capital Market on March 23, 2023), which assumes shareholder approval of such issuances of shares and no application of the Exchange Cap, (ii) the issuance of 162,500 shares of Common Stock to Lincoln Park as Commitment Shares and (iii) deducting estimated offering expenses of $95,000 payable by us, our pro forma net tangible book value as of January 31, 2023, would have been approximately $4.9 million, or $0.36 per share. This represents an immediate increase in net tangible book value of $0.39 per share to existing shareholders and an immediate dilution of $0.66 per share to new investors.

The following table illustrates this dilution on a per share basis:

Assumed offering price per share	$1.02
Historical net tangible book deficit per share of Common Stock at January 31, 2023	$(0.03)
As adjusted net tangible book value per share as of January 31, 2023, after giving effect to the pro forma transactions	$0.11
As adjusted net tangible book value per share as of January 31, 2023, after giving effect to the offering attributable to new investors	$0.36
Dilution per share of Common Stock to new investors in this offering	$0.66

The table above excludes the following as of January 31, 2023:

•

1,624,015 shares of Common Stock issuable upon conversion of the Series C Preferred Stock (including 20,677 shares issuable upon conversion of the shares of Series C Preferred Stock issuable upon conversion of the $130K Note) on an actual basis and 1,659,300 shares of Common Stock issuable upon conversion of the Series C Preferred Stock (including 22,654 shares issuable upon conversion of the shares of Series C Preferred Stock issuable upon conversion of the $130K Note) on a pro forma basis. See “Description of Securities—Preferred Stock” for additional information;

•	832,195 shares of Common Stock issuable upon the exercise of stock options issued to directors, employees and consultants of the Company, of which 395,679 were vested as of such date;

•	76,423 shares of Common Stock issuable upon the exercise of the Investor Warrants, the $1M Lender Warrants, the $1.5M Lender Warrants;

•

1,683,470 shares of Common Stock issuable upon the exercise of the Bridge Warrants on an actual basis and 298,667 shares of Common Stock to be issued upon exercise of the Remaining Bridge Warrants on a pro forma basis;

•	1,725,000 shares of Common Stock issuable upon the exercise of the IPO Warrants, which includes the IPO Warrants issued pursuant to the underwriter’s over-allotment option in the IPO; and

•	105,000 shares of Common Stock issuable upon the exercise of the IPO Underwriter Warrants.

•	150,000 shares of Common Stock issuable upon the exercise of the Remaining Pre-Funded Bridge Warrant.

This number of shares of Common Stock also excludes shares issuable pursuant to certain antidilution provisions set forth in the Series C Preferred Stock that are dependent on the market price of our Common Stock at the time of a mandatory conversion.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our Common Stock and Series C Preferred Stock as of March 23, 2023 by:

•	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Common Stock or Series C Preferred Stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the shares of capital stock indicated. Shares of capital stock that are issuable upon (i) the conversion of Series C Preferred Stock or (ii) the conversion of convertible securities or exercise of options or warrants, in each case, that are convertible or exercisable within 60 days after March 23, 2023, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such Series C Preferred Stock, convertible securities, options or warrants, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our Company at a subsequent date. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is c/o Heart Test Laboratories, Inc., 550 Reserve Street, Suite 360, Southlake, Texas 76092.

With respect to the calculations set forth in the table below, the percentages of beneficial ownership are based on 9,739,931 shares of our Common Stock and 375,671 shares of Series C Preferred Stock outstanding as of March 23, 2023.

	Beneficial Ownership
	Number of Shares(1)		Percentage(2)
	Common Stock	Series C Preferred Stock	Common Stock	Series C Preferred Stock	Combined Voting Power(3)
Holder of 5% or more of each class of our voting securities:
Front Range Ventures, LLC(4)	941,539	148,213	9.1%	38.9%	7.8%
John H. Matthews(5)	968,805	—	9.8%	—	8.4%
Lary Snodgrass(6)	370,454	29,240	3.8%	7.8%	3.2%
Directors and executive officers:
Andrew Simpson(7)	589,177	6,117	6.0%	1.6%	5.1%
Mark Hilz(8)	580,674	2,080	5.9%	* %	5.0%
Brian Szymczak(9)	29,044	400	*%	* %	*%
Bruce Bent(10)	3,532	—	*%	—	*%
David Wells	—	—	—	—	—
Danielle Watson	4,545	—	*%	—	*%

All directors and executive officers as a group (6 persons):	1,206,972	8,597	12.2%	2.3%	10.5%

*	Less than 1%.

(1)

For each person named in the table, the total number of shares of capital stock indicated beneficially owned by such person is listed opposite of such person’s name to the best knowledge of the Company.

(2)

For each person named in the table, the shares of capital stock indicated listed opposite of such person’s name represents the percentage of the total number of the shares of capital stock indicated owned by such person as a percentage of the shares of our outstanding capital stock indicated as a class.

(3)

For each person named in the table, the voting percentage listed opposite of such person’s name under the column “Combined Voting Power” represents the combined voting percentage of all shares of our Common Stock and all of our Series C Preferred Stock, on an as converted basis, owned by such person.

(4)

FRV’s sole member is the L. Lee Stryker Irrevocable Trust U/A/D 09/10/1974. Bohemian Asset Management, Inc. has voting and dispositive power with respect to the shares of our Common Stock on behalf of the L. Lee Stryker Irrevocable Trust U/A/D 09/10/1974. Includes (i) 623,063 shares of our Common Stock issuable upon conversion of 143,013 shares of Series C Preferred Stock; (ii) 7,575 shares of our Common Stock issuable upon exercise of $1M Lender Warrants; and (iii) 22,654 shares of our Common Stock issuable upon conversion of the $130K Note and the underlying 5,200 shares of Series C Preferred Stock.

(5)

Mr. Matthews is the controlling shareholder of Matthews Holdings Southwest, Inc. and has sole voting and dispositive power over all of the shares set forth opposite his name. Includes (i) 1,562 shares of our Common Stock issuable upon exercise of $1.5M Lender Warrants; and (ii) 117,647 shares of our Common Stock issuable upon exercise of IPO Warrants.

(6)

All of the shares are owned by either Lary Snodgrass Family Limited, Snodgrass Children’s Limited, or Mr. Snodgrass and Mr. Snodgrass, as sole managing member and general partner of Lary Snodgrass Family Limited and Snodgrass Children’s Limited, has sole voting and dispositive power over all such shares. Includes (i) 127,388 shares of our Common Stock issuable upon conversion of the Series C Preferred Stock; and (ii) 304 shares of our Common Stock issuable upon exercise of $1.5M Lender Warrants.

(7)

Includes (i) 26,649 shares of our Common Stock issuable upon conversion of our Series C Preferred Stock; (ii) 30 shares of our Common Stock issuable upon exercise of $1.5M Lender Warrants; (iii) 1,023 shares of our Common Stock issuable upon exercise of Investor Warrants; and (iv) options to purchase 125,000 shares of our Common Stock, which were issued as compensation for services rendered to the Company as its Chairman of the Board of Directors. Excludes 1,697 shares of our Common Stock owned by the Simpson Family Benefit Trust, the trustee of which, Equiom (Guernsey) Limited, has voting and dispositive power over all such shares. Equiom (Guernsey) Limited disclaims beneficial ownership of all such shares.

(8)

Includes (i) 9,061 shares of our Common Stock issuable upon conversion of the Series C Preferred Stock; (ii) 30 shares of our Common Stock issuable upon exercise of $1.5M Lender Warrants; (iii) 1,023 shares of our Common Stock issuable upon exercise of Investor Warrants; and (iv) options to purchase 125,000 shares of our Common Stock issued as compensation for services as an officer of the Company.

(9)

Includes (i) 1,742 shares of our Common Stock issuable upon conversion of our Series C Preferred Stock held jointly with Mr. Szymczak’s spouse; (ii) 30 shares of our Common Stock issuable upon exercise of $1.5M Lender Warrants; and (iii) 21,212 shares of our Common Stock issuable upon exercise of options issued as compensation for services rendered to the Company.

(10)

Includes (i) 1,638 shares of our Common Stock held by Mr. Bent’s spouse and (ii) 1,894 shares of our Common Stock issuable upon exercise of options issued as compensation for services rendered to the Company.

SELLING SHAREHOLDER

This prospectus relates to the possible resale by the selling shareholder, Lincoln Park, of shares of Common Stock that may be issued to Lincoln Park pursuant to the Purchase Agreement. We are filing the registration statement of which this prospectus forms a part pursuant to the provisions of the Registration Rights Agreement, which we entered into with Lincoln Park on March 10, 2023, concurrently with our execution of the Purchase Agreement, in which we agreed to provide certain registration rights with respect to sales by Lincoln Park of the shares that may be issued to Lincoln Park under the Purchase Agreement.

Lincoln Park, as the selling shareholder, may from time to time offer and sell pursuant to this prospectus any or all of the shares of Common Stock that we may sell to Lincoln Park under the Purchase Agreement. The selling shareholder may sell some, all, or none of its shares. We do not know how long the selling shareholder will hold the shares before selling them, and we currently have no agreements, arrangements, or understandings with the selling shareholder regarding the sale of any of the shares.

The following table provides, as of March 23, 2023, information regarding the selling shareholder and the shares of Common Stock that it may offer and sell from time to time under this prospectus. The percentage of ownership in the table below is based on 9,739,931 shares of Common Stock outstanding on the date prior to the filing of this prospectus, including the 100,000 Initial Commitment Shares we have already issued to Lincoln Park pursuant to the Purchase Agreement. The table is prepared based on information supplied to us by the selling shareholder, and reflects its holdings as of March 23, 2023. Neither Lincoln Park nor any of its affiliates has held a position or office, or had any other material relationship, with us or any of our predecessors or affiliates. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 thereunder.

Selling Shareholder	Shares of Common Stock Beneficially Owned Before this Offering		Percentage of Outstanding Shares of Common Stock Beneficially Owned Before this Offering	Shares of Common Stock to be Sold in this Offering		Percentage of Outstanding Shares of Common Stock Beneficially Owned After this Offering
Lincoln Park Capital Fund, LLC(1)	217,000	(2)	2.2%	4,000,000	(3)	0	%(4)

(1)

Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, are deemed to be beneficial owners of all of the shares of Common Stock owned by Lincoln Park Capital Fund, LLC. Messrs. Cope and Scheinfeld have shared voting and investment power over the shares being offered under the prospectus in connection with the transactions contemplated under the Purchase Agreement. Lincoln Park Capital, LLC is not a licensed broker dealer or an affiliate of a licensed broker dealer.

(2)

Represents (i) 100,000 Initial Commitment Shares issued to Lincoln Park on March 13, 2023 as a fee for its commitment to purchase shares under the Purchase Agreement, all of which are covered by the registration statement that includes this prospectus and (ii) 117,000 shares of Common Stock issuable upon exercise of IPO Warrants acquired by Lincoln Park in a transaction unrelated to the transactions contemplated by the Purchase Agreement, at an exercise price of $4.25, which warrants expire on June 15, 2027. We have excluded from the number of shares beneficially owned by Lincoln Park prior to the offering all of the shares of Common Stock that Lincoln Park may be required to purchase on or after the date of this prospectus pursuant to the Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to certain conditions, the satisfaction of all of which are outside of Lincoln Park’s control, including the registration statement of which this prospectus is a part becoming and remaining effective. Furthermore, under the terms of the Purchase Agreement, issuances and sales of our shares of Common Stock to Lincoln Park are subject to certain limitations on the amounts we may sell to Lincoln Park at any time, including the Beneficial Ownership Limitation. See the description under the heading “Lincoln Park Transaction” for more information about the Purchase Agreement.

(3)

Although the Purchase Agreement provides that we may sell up to $15,000,000 of our Common Stock to Lincoln Park, only 4,000,000 shares of our Common Stock are being offered under this prospectus, which represents (i) 100,000 Initial Commitment Shares issued to Lincoln Park on March 13, 2023 as a fee for its commitment to purchase shares under the Purchase Agreement, (ii) 62,500 Additional Commitment Shares which are issuable to Lincoln Park at the time Lincoln Park’s purchases cumulatively reach an aggregate amount of $2,000,000 of Purchase Shares, and (iii) 3,837,500 Purchase Shares that may be sold by us to Lincoln Park at our discretion from time to time over a 36-month period commencing after the satisfaction of certain conditions set forth in the Purchase Agreement, including that the SEC has declared effective the registration statement that includes this prospectus, which we refer to as the Commencement Date. Depending on the price per share of Common Stock at which we sell our shares to Lincoln Park pursuant to the Purchase Agreement, we may need to sell to Lincoln Park under the Purchase Agreement more or less shares than are offered under this prospectus in order to receive aggregate gross proceeds equal to the $15,000,000 total commitment available to us under the Purchase Agreement. If we choose to sell more shares of Common Stock than are offered under this prospectus, we must first register for resale under the Securities Act such additional shares. The number of shares ultimately offered for resale by Lincoln Park is dependent upon the number of shares of Common Stock we sell to Lincoln Park under the Purchase Agreement.

(4)	Assumes the sale of all shares of Common Stock registered pursuant to this prospectus, although the selling shareholder is under no obligation to sell any shares of Common Stock at this time.

DESCRIPTION OF SECURITIES

The following description summarizes the terms of our securities and certain provisions of our Certificate of Formation and our Bylaws. As it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our Certificate of Formation and Bylaws, as in effect as of the date of filing with the SEC of this prospectus, the forms of which are included as exhibits to the registration statement of which this prospectus forms a part, and the applicable of Texas law.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the TBOC. Our authorized capital stock consists of five hundred million (500,000,000) shares of Common Stock and twenty million (20,000,000) shares of preferred stock, or Preferred Stock, par value $0.001 per share of which, as of March 23, 2023, there were 9,739,931 shares of Common Stock outstanding and held of record by 320 shareholders and 375,671 shares of Series C Preferred Stock outstanding that, as of such date, were convertible into 1,636,646 shares of Common Stock and held of record by 65 shareholders. Of our authorized Preferred Stock, six hundred thousand (600,000) shares have been designated as Series C Preferred Stock, having a par value of $0.001 per share, of which 375,671 were outstanding as of March 23, 2023. Unless our Board of Directors determines otherwise, we have previously and will continue to issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our Common Stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the election or removal of directors, subject to certain limitations. The holders of our Common Stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Common Stock will be entitled to receive pro rata our remaining assets available for distribution on a pro rata basis. Holders of our Common Stock do not have preemptive, subscription, redemption or conversion rights. The Common Stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of our Common Stock are fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our Common Stock will be subject to those of the holders of any shares of our Preferred Stock, including any Preferred Stock we may authorize and issue in the future.

As a Texas corporation, we are subject to certain restrictions on dividends under the TBOC. Generally, a Texas corporation may pay dividends to its shareholders out of its surplus (the excess of its assets over its liabilities and stated capital) unless the dividend would render the corporation insolvent.

The declaration, amount and payment of any future dividends will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders.

We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends.

Preferred Stock

Our Certificate of Formation authorizes our Board of Directors to establish one or more series of Preferred Stock (including convertible Preferred Stock). Unless required by law or by the TBOC, the authorized shares of Preferred Stock will be available for issuance without further action by our shareholders.

Our Board of Directors will be able to determine, with respect to any series of Preferred Stock, the powers including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We will be able to issue a series of Preferred Stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Common Stock might believe to be in their best interests or in which the holders of our Common Stock might receive a premium for their Common Stock over the market price of the Common Stock. In addition, the issuance of Preferred Stock may adversely affect the rights of holders of our Common Stock by restricting dividends on the Common Stock, diluting the voting power of the Common Stock or subordinating the liquidation rights of the Common Stock. As a result of these or other factors, the issuance of Preferred Stock may have an adverse impact on the market price of our Common Stock.

As of March 23, 2023, there were 375,671 shares of Series C Preferred Stock outstanding that, as of such date, were convertible into 1,636,646 shares of Common Stock. There are no shares of Series A Preferred Stock or Series B Preferred Stock outstanding.

The Series C Preferred Stock was issued from April 2019 to October 2020 to accredited investors and has a liquidation preference to the Common Stock. As of March 23, 2023, the liquidation preference was approximately $10.1 million. An amendment to, or waiver of rights of the Series C Preferred Stock requires the approval of holders of a majority of the outstanding shares of the Series C Preferred Stock. Additionally, pursuant to a letter agreement entered into by and between the Company and FRV on April 10, 2019, FRV is entitled to appoint a member of the Board of Directors as well as a board observer, for so long as FRV holds at least 71,000 shares of Series C Preferred Stock.

Voting and Dividends

The holders of the shares of the Series C Preferred Stock have voting rights equal to an equivalent number of shares of the Common Stock into which such shares of Series C Preferred Stock are convertible and vote together as one class with the Common Stock.

The holders of the Series C Preferred Stock are entitled to receive dividends at an annual rate of $1.50 per share. Such dividends shall accrue and are payable out of funds legally available, are payable only when and if declared by the Board of Directors, and are noncumulative. The Company is not permitted to declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of the Common Stock payable in shares of Common Stock) unless the holders of the shares of the Series C Preferred Stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of the Series C Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate dividends then accrued on such share of the Series C Preferred Stock and not previously paid and (ii) in the case of a dividend on the Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series C Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of the Series C Preferred Stock.

No dividends have been declared to date on any shares of Preferred Stock.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of the Series C Preferred Stock are entitled to receive, prior and in preference to the holders of the Common Stock, a per share amount equal to 1.0 times the original issue price ($25.00 per share) plus any accrued but unpaid dividends thereon.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company that are legally available for distribution to the holders of the Series C Preferred Stock are insufficient to permit the payment to such holders of the full amounts above, then the entire assets of the Company that are legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series C Preferred Stock in proportion to what they would otherwise be entitled to receive.

After the payment of the full Series C Preferred Stock liquidation preference and unpaid accrued dividends, the holders of the Series C Preferred Stock shall participate in the distribution of the entire remaining assets of the Company legally available for distributions pro rata to holders of the Common Stock on an as converted basis. The sale of a majority of the capital stock of the Company or the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole shall be a deemed liquidation for the purpose of the Series C Preferred Stock.

Conversion

Each share of Series C Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share, into such number of fully paid and non-assessable shares of Common Stock determined by dividing the original issue price of $25.00 by the conversion price for such series in effect at the time of conversion for the Series C Preferred Stock. The conversion price for the Series C Preferred Stock is subject to adjustment in accordance with conversion provisions contained in our Certificate of Designations, Number, Voting Power, Preferences and Rights of Series C Convertible Preferred Stock dated March 12, 2019. As of March 23, 2023, the conversion price of the Series C Preferred Stock was $5.74 per share. See “—Antidilution Provisions” below.

Each share of Series C Preferred Stock automatically converts into shares of Common Stock at the conversion price at the time in effect immediately upon the Company’s sale of its Common Stock in a public offering provided that the offering price is not less than $16.50 per share (as adjusted for recapitalizations, stock combinations, stock dividends, stock splits and the like) and which results in aggregate cash proceeds of not less than $20.0 million before underwriting discounts, commissions, and fees. As of the date of this prospectus, no such sale has occurred.

Warrants

Investor Warrants

The Company issued warrants, or the Investor Warrants, in connection with funding or as consideration, in lieu of cash, for amounts billed in respect of services rendered to the Company. The Investor Warrants have terms ranging from five to ten years from the date of issuance. As of March 23, 2023, there were Investor Warrants to purchase 306,726 shares of Common Stock at exercise prices ranging from $1.02 to $15.18 per share.

Warrants issued in connection with the 2021 Bridge Financing

We issued the Bridge Warrants to originally purchase 775,420 shares of Common Stock in connection with the 2021 Bridge Financing (as defined in the Glossary of Terms). The Bridge Warrants expire five years after the date of issuance, beginning on December 22, 2026, with an initial exercise price of $9.08 per share, subject to certain adjustments. No holder of a Bridge Warrant may exercise any portion of a Bridge Warrant if after giving effect to such exercise such holder (together with its Attribution Parties) would beneficially own in excess of 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of such holder’s Bridge Warrant. This limitation may be waived by a holder, at its election, upon not less than 61 days’ prior notice to the Company, to change the limitation to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of such holder’s warrant. Any exercise of the Bridge Warrants resulting in a number of shares in excess of 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the exercise shall be deemed null and void and shall be cancelled ab initio.

On September 8, 2022, we entered into an amendment to the Bridge Warrants, which we refer to as the Bridge Warrant Amendment No. 1. The Bridge Warrant Amendment No. 1 amended the Bridge Warrants by (i) increasing the number of shares of Common Stock for which the Bridge Warrants are exercisable from a total of 1,365,960 shares to a total of 1,683,470 shares, (ii) lowering the exercise price to $4.25 per share, (iii) providing that, until June 15, 2023, the exercise price will be further adjusted whenever the Company issues shares of Common Stock for consideration per share that when multiplied by 1.25 is less than the exercise price then in effect, subject to certain exceptions, (iv) confirming that, for purposes of the Bridge Warrants, the value of each share of Common Stock and each IPO Warrant was deemed to be $4.125 and $0.125, respectively, (v) providing that the number of shares of Common Stock underlying the Bridge Warrants will only be adjusted if the Company (a) pays a stock dividend on one or more classes of its then outstanding shares of Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (b) subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its then outstanding shares of Common Stock into a larger number of shares or (c) combines (by combination, reverse stock split or otherwise) one or more classes of its then outstanding shares of Common Stock into a smaller number of shares, and (vi) amending the formula for calculating Black Scholes values.

On February 3, 2023, we entered into a second amendment to the Bridge Warrants, which we refer to as the Bridge Warrant Amendment No. 2. The Bridge Warrant Amendment No. 2 amended the Bridge Warrants by (i) lowering the exercise price of $4.25 for a period of ten (10) business days beginning February 3, 2023 and ending February 16, 2023 (the “Limited Period”), during which period the exercise price was set at $1.00, subject to adjustments set forth in the Bridge Warrant; (ii) providing that during the Limited Period, the holder was able, in its sole discretion, to elect a cashless exercise of the Bridge Warrant in whole or in part, pursuant to which the holder received a net number of shares of Common Stock equal to one-third of the total number of shares into which the Bridge Warrant could otherwise have been exercised; and (iii) removing the exercise price adjustment provisions of the Bridge Warrants with limited exceptions for transactions such as stock dividends, stock splits, stock combinations and reverse stock splits. Additionally, the Bridge Warrant Amendment No. 2 provided that in the event that the aggregate number of shares of Common Stock to be received by a holder upon an exercise of its Bridge Warrant during the Limited Period would result in such holder’s receiving shares of Common Stock in excess of its applicable Bridge Maximum Percentage, in lieu of delivery of shares of Common Stock in excess of the Bridge Maximum Percentage, the holder would receive such excess shares as pre-funded warrants substantially in the form of the Pre-Funded Bridge Warrants, with certain exercise price adjustment provisions removed. Further, the Bridge Warrant Amendment No. 2 included a waiver of Section 4(w) of the Bridge SPA, which placed certain restrictions on the Company’s ability to issue securities for a specified period of time.

During the Limited Period, Bridge Warrants were exercised for (i) a total of 1,172,304 shares of Common Stock at an exercise price of $1.00 per share or pursuant to cashless exercises in which the holder received a net number of shares of Common Stock equal to one-third of the total number of shares with respect to which the Bridge Warrant was exercised and (ii) the Remaining Pre-Funded Bridge Warrant to purchase 150,000 shares of Common Stock. At the end the Limited Period, Remaining Bridge Warrants to purchase a total of 298,667 shares of Common Stock remained outstanding, with the exercise price adjusted back to $4.25 per share, subject to future adjustments as set forth in the Remaining Bridge Warrants.

The exercise price of the Remaining Bridge Warrants (as amended by the Bridge Warrant Amendment No. 1 and the Bridge Warrant Amendment No. 2) is subject to adjustment for certain events such as stock dividends, splits, and reverse splits or other combinations, but not otherwise as the result of issuances of additional securities by the Company, even if such issuances are at prices below the exercise price of the Bridge Warrants. Upon an adjustment of the exercise price as a result of a stock dividend, split, reverse split, combination or similar event, the number of shares of Common Stock to be received shall be proportionately adjusted. Otherwise, there are no antidilution provisions that result in adjustments to the number of shares of Common Stock to be received upon exercise of the Bridge Warrants.

All Pre-Funded Bridge Warrants that were issued upon conversion of the Bridge Notes have been exercised in full and are no longer outstanding as of the date of this prospectus, although the Remaining Pre-Funded Bridge Warrant issued in connection with Bridge Warrant Amendment No. 2 remains outstanding. For more information regarding the Bridge Warrants, please see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness” in our the Annual Report on Form 10-K filed with the SEC on July 29, 2022 incorporated by reference into this prospectus.

$1M Lender Warrants

In November 2021, the Company issued warrants to purchase 15,152 shares of our Common Stock, which we refer to as the $1M Lender Warrants, to the lenders of the $1M Notes as consideration for the extension of the maturity of the $1M Loan and Security Agreement to September 30, 2022. The $1M Loan and Security Agreement was further amended in May 2022 to extend the maturity date to September 30, 2023 and amended again in January 2023 to (i) further extend the maturity date of the portion of the $1M Notes issued to one lender (in the principal amount of $0.5 million) to March 31, 2024 and (ii) further extend the maturity date of the remaining portion of the $1M Notes issued to the other lender (in the principal amount of $0.5 million) to September 30, 2024. The exercise price of the $1M Lender Warrants was $2.89 per share as of March 23, 2023.

$1.5M Lender Warrants

In November 2021, the Company also issued the $1.5M Lender Warrants exercisable for 4,545 shares of our Common Stock to noteholders of the $1.5M Notes as consideration for the extension of the maturity of the $1.5M Notes to January 31, 2023. The $1.5M Lender Warrants expire on October 12, 2026. The exercise price of the $1.5M Lender Warrants was $2.89 per share as of March 23, 2023.

IPO Warrants

The following summary of certain terms and provisions of the IPO Warrants that were included in the IPO Units issued in the IPO, plus the additional IPO Warrants issued as a result of the exercise, in part, of the underwriter’s over-allotment option in the IPO, is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agent agreement between us and American Stock Transfer & Trust Company, LLC, as warrant agent, and the form of warrant, both of which are included as exhibits to the registration statement of which this prospectus is a part.

Exercisability. The IPO Warrants are exercisable at any time until 5:00 P.M. New York City time on June 17, 2027. The IPO Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of Common Stock underlying the IPO Warrants under the Securities Act, is effective and available for the issuance of such shares of Common Stock, or an exemption from registration under the Securities Act is available for the issuance of such shares of Common Stock, by payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. If a registration statement registering the issuance of the Common Stock underlying the IPO Warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such Common Stock, the holder may, in its sole discretion, elect to exercise the IPO Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the IPO Warrant. No fractional shares of Common Stock will be issued in connection with the exercise of an IPO Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price. We will not effect the exercise of any portion of the IPO Warrants, and the holder will not have the right to exercise any portion of the IPO Warrants, and any such exercise shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, the holder together with its affiliates and certain other persons specified in the IPO Warrants collectively would own beneficially in excess of 4.99% (or, upon election by a holder prior to the issuance of any IPO Warrants, 9.99%) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

Exercise Price. The exercise price per share purchasable upon exercise of the IPO Warrants is $4.25 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of Common Stock and also upon any distributions of assets, including cash, stock or other property to our shareholders.

Transferability. Subject to applicable laws, the IPO Warrants may be offered for sale, sold, transferred or assigned without our consent.

Warrant Agent. The IPO Warrants were issued in registered form under a warrant agent agreement between American Stock Transfer & Trust Company, LLC, as warrant agent, and us. The IPO Warrants shall be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the IPO Warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our shares of Common Stock, the holders of the IPO Warrants will be entitled to receive upon exercise of the IPO Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the IPO Warrants immediately prior to such fundamental transaction.

Rights as a Shareholder. Except as otherwise provided in the IPO Warrants or by virtue of such holder’s ownership of our shares of Common Stock, the holder of an IPO Warrant does not have the rights or privileges of a holder of our Common Stock, including any voting rights, until the holder exercises the IPO Warrant.

Governing Law. The IPO Warrants and the warrant agent agreement are governed by New York law.

IPO Underwriter Warrants

At the consummation of the IPO, we issued warrants to the underwriter, or the IPO Underwriter Warrants, to purchase 105,000 shares of Common Stock, representing 7.0% of the aggregate number of shares of Common Stock underlying the IPO Units sold in the IPO. The IPO Underwriter Warrants expire at 5:00 P.M.

New York City time on June 17, 2027, have an exercise price equal to $4.25, which is equal to 100% of the public offering price per IPO Unit in the IPO, provide for a “cashless” exercise, and contain certain antidilution adjustments (but excluding any price based antidilution). The Underwriter Warrants contain provisions for unlimited “piggyback” registration rights for a period of no greater than three (3) years from the date of the IPO in compliance with FINRA Rule 5110(g)(8)(D). Pursuant to FINRA Rule 5110(e), the IPO Underwriter Warrants and any shares of Common Stock issued upon exercise of the IPO Underwriter Warrants may not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days beginning on the date of commencement of sales of the IPO, except certain transfers of such securities, including: (i) by operation of law or by reason of our reorganization; (ii) to any FINRA member firm participating in the IPO and the officers or partners thereof, if all securities so transferred remain subject to lock-up restriction set forth in Section 4(a) of the IPO Underwriter Warrants for the remainder of the time period; (iii) if the aggregate amount of our securities held by the IPO underwriter or related persons do not exceed 1% of the securities offered in the IPO; (iv) that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth in Section 4(a) of the IPO Underwriter Warrants for the remainder of the time period.

Options

The Company previously granted certain employees and board members stock option awards where vesting is contingent upon a service period, as it believes that such awards better align the interests of its employees with those of its shareholders. Such stock option awards were granted with an exercise price equal to or above the market price of the Company’s stock at the date of grant. Certain stock option awards provide for accelerated vesting if there is a change in control, as defined in the option agreement. Stock options may not, subject to certain limited exceptions, be exercised when an employee leaves the Company. Where option awards were granted based on service periods, they generally vest quarterly based on three years of continuous service for executive directors and employees, or 12 months continuous service for directors and have 10-year contractual terms. At March 23, 2023, there were time-based options to purchase a total of 1,183,442 shares of Common Stock at an average exercise price of $3.30 per share.

The Company also previously granted stock option awards where vesting is contingent upon meeting various departmental and/or company-wide performance goals, including, in some instances, FDA and/or CE Mark regulatory approval and/or certain EBITDA and funding thresholds. Such performance-based stock options are expected to vest when the performance criteria and metrics have been met. These stock options have a term of ten years. At March 23, 2023, there were performance-based options to purchase a total of 580,253 shares of Common Stock at an average exercise price of $5.16 per share.

Equity Incentive Plan

On March 15, 2023, our Board of Directors adopted the 2023 Equity Incentive Plan (the “Equity Incentive Plan”), subject to shareholder approval. The Equity Incentive Plan provides for the grant of nonstatutory stock options, incentive stock options, restricted stock, restricted stock units, performance units, performance shares, and other share-based awards. All of the Company’s employees, officers and directors, as well as consultants and advisors, are eligible to receive awards under the Equity Incentive Plan.

On March 20, 2023, our Board of Directors approved, subject to shareholder approval of the Equity Incentive Plan, awards of incentive stock options to purchase, in the aggregate, 675,000 shares of Common Stock (“Incentive Option Awards”) to the Company’s executive officers. These Incentive Option Awards, which have an exercise price of $0.97 per share, will vest over three years, with one-third vesting on March 20, 2024 and the remaining two-thirds vesting in eight equal installments thereafter beginning on June 20, 2024 and on each subsequent three-month anniversary of such date. The vesting of these Incentive Option Awards may accelerate upon the Company’s achievement of FDA approval or regulatory clearance of the MyoVista device (or similar such product owned by the Company). These Incentive Option Awards were awarded pursuant to the Equity Incentive Plan and Incentive Stock Option Agreements in the form incorporated by reference into the registration statement of which this prospectus forms a part at Exhibit 10.26.

On March 20, 2023, our Board of Directors also approved, subject to shareholder approval of the Equity Incentive Plan, an award of non-qualified stock options to purchase 50,000 shares of Common Stock (“Non-Qualified Option Awards”) to each of the Company’s non-employee directors. These Non-Qualified Option Awards, which have an exercise price of $0.97 per share, will vest over twelve months, with one-fourth vesting on June 20, 2023 and the remaining three-fourths vesting in three equal installments thereafter on each subsequent three-month anniversary of such date. These Non-Qualified Option Awards were awarded pursuant to the Equity Incentive Plan and Non-Qualified Stock Option Agreements in the form incorporated by reference into the registration statement of which this prospectus forms a part at Exhibit 10.27.

Antidilution Provisions

As of March 23, 2023, 1,636,646 shares of Common Stock issuable upon conversion of the Series C Preferred Stock were subject to antidilution protection provisions. The holders of these securities may be entitled to receive additional shares of Common Stock upon conversion of the Series C Preferred Stock.

Lock-up Agreements

We agreed with the underwriter in the IPO that we would not, without the prior consent of the underwriter, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of or enter into any transaction which may result in the disposition of any Common Stock or securities convertible into, exchangeable or exercisable for any Common Stock for a period that ended December 15, 2022, which was six months after the date of the underwriting agreement.

In addition, each of our executive officers and directors agreed with the underwriter in the IPO, subject to certain customary exceptions, not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of or enter into any transaction which may result in the disposition of any Common Stock or securities convertible into, exchangeable or exercisable for any Common Stock, without the prior written consent of the representative, for a period ending June 15, 2023, which is 12 months after the date of the underwriting agreement. In addition, certain of our shareholders entered into substantially similar lock-up agreements except that their agreements expired December 15, 2022. As of the date of this prospectus, a total of 1,171,522 shares of our Common Stock are subject to lock-up agreements, all of which were entered into in connection with the IPO.

Registration Rights

We previously granted certain registration rights to the holders of the Series C Preferred Stock. Under the terms of this registration rights agreement, which we refer to as the Series C Registration Rights Agreement, the holders of the Series C Preferred Stock owning not less than 30% of (i) the Common Stock issuable or issued upon conversion of the Series C Preferred Stock; and (ii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i) above, referred to herein as the Series C Registrable Securities, and the anticipated aggregate offering price, net of certain expenses, would exceed $10 million, may demand that the Company file a registration statement relating to the Series C Registrable Securities owned by the holders who have demanded such registration. In addition, if at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least twenty-five percent (25%) of the Series C Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Series C Registrable Securities of such holders having an anticipated aggregate offering price, net of certain expenses, of at least $3 million, then the Company will be required to file a registration statement relating to the resale of the Series C Registrable Securities owned by such holders. Finally, if the Company proposes to register (including, for this purpose, a registration effected by the Company for shareholders other than the holders of the Series C Preferred Stock) any of the Common Stock under the Securities Act in connection with the public offering of such securities solely for cash, the Company is required to give each holder of Series C Registrable Securities notice of such registration and such holders may include their Series C Registrable Securities in such registration statement. In March 2022, we entered into written waiver agreements with the requisite holders of our Series C Preferred Stock whereby such holders agreed, on behalf of all holders of Series C Preferred Stock, to waive their right to include their Series C Registrable Securities in the registration statement of which this prospectus forms a part.

Anti-takeover Effects of Certain Provisions of Our Certificate of Formation, Bylaws and Texas Law

Our Certificate of Formation and Bylaws and the TBOC contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by shareholders.

Authorized but unissued capital stock

Texas law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq, which apply so long as our securities are listed on the Nasdaq, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board of Directors may generally issue shares of Preferred Stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of Preferred Stock are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved shares of Common Stock or Preferred Stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Classified Board of Directors

Our Certificate of Formation provides that our Board of Directors be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our Board of Directors. Our Certificate of Formation and Bylaws provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors.

Removal of directors; vacancies

Under the TBOC, unless otherwise provided in our Certificate of Formation, directors serving on a classified board may be removed by the shareholders only for cause. Our Certificate of Formation provides that directors may be removed only for cause. In addition, our Certificate of Formation also provides that, subject to the rights granted to one or more series of Preferred Stock then outstanding, any vacancy occurring in our Board of Directors may be filled by election at an annual or special meeting of the shareholders called for that purpose or by the affirmative vote of a majority of the directors then in office (even if the remaining directors constitute less than a quorum of the Board of Directors), and any director so chosen shall hold office for the remainder of the term to which the director has been selected and until such director’s successor shall have been elected and qualified.

No cumulative voting

Under Texas law, the right to vote cumulatively does not exist unless the certificate of formation specifically authorizes cumulative voting. Our Certificate of Formation does not authorize cumulative voting. Therefore, shareholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special shareholder meetings

Our Certificate of Formation provides that special meetings of our shareholders may be called at any time by the Board of Directors, the chairman of the Board of Directors or the chief executive officer of the Company. Our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Requirements for advance notification of director nominations and shareholder proposals

Our Bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a shareholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 75 days nor more than 100 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our Bylaws also specify requirements as to the form and content of a shareholder’s notice. Our Bylaws allow the chairman of the meeting at a meeting of the shareholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Shareholder action by written consent

Our Certificate of Formation provides that any action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders only with the unanimous written consent of our shareholders.

Amendment and restatement of Bylaws

Our Bylaws provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our Bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Texas and our Certificate of Formation.

The combination of the classification of our Board of Directors and the lack of cumulative voting will make it more difficult for shareholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ rights of appraisal and payment

Under the TBOC, with certain exceptions, our shareholders will have appraisal rights in connection with a merger, a sale of all or substantially all of our assets, an interest exchange or a conversion. Pursuant to the TBOC, shareholders who properly request and perfect appraisal rights in connection with such merger, sale of all or substantially all of our assets, interest exchange or conversion will have the right to receive payment of the fair value of their shares as agreed to between the shareholder and the Company or, if they are unable to reach agreement, as determined by the State District Court in Tarrant County, Texas.

Shareholders’ derivative actions

Under the TBOC, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action (i) is a holder of our shares at the time of the transaction to which the action relates or such shareholder became a shareholder by operation of law from a person that was a shareholder at the time of the transaction to which the action relates and (ii) fairly and adequately represents the interests of the Company in enforcing the right of the Company.

Limitations on liability and indemnification of officers and directors

The TBOC authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties (other than breaches of the directors’ duty of loyalty to corporations or their shareholders), subject to certain exceptions. Our Certificate of Formation includes a provision that limits the personal liability of directors for monetary damages for an act or omission in the director’s capacity as a director to the fullest extent permitted by Texas law. However, exculpation will not apply to any director if the director has acted in bad faith, engaged in intentional misconduct, knowingly violated the law, authorized illegal dividends or redemptions, derived an improper benefit from his or her actions as a director or engaged in an act or omission for which the liability of the director is expressly provided by an applicable statute.

Our Certificate of Formation provides that we must indemnify our directors and officers to the fullest extent authorized by the TBOC. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our Certificate of Formation and Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. As of the date of this prospectus, there is no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Business combinations

Under Title 2, Chapter 21, Subchapter M of the TBOC, we may not engage in certain “business combinations” with any “affiliated shareholder,” or any affiliate or associate of the affiliated shareholder for a three-year period following the time that the shareholder became an affiliated shareholder, unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the shareholder becoming an affiliated shareholder; or

•

not less than six months after the affiliated shareholders’ share acquisition date, the business combination is approved by the affirmative vote at a meeting, and not by written consent, of holders of at least 662/3% of our outstanding voting shares that are not owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder.

Generally, a “business combination” includes a merger, asset or stock sale or other similar transaction. Subject to certain exceptions, an “affiliated shareholder” is a person who beneficially owns (as determined pursuant to Title 2, Chapter 21, Subchapter M of the TBOC), or within the previous three years beneficially owned, 20% or more of our outstanding voting shares. For purposes of this section only, “voting share” has the meaning given to it in Title 2, Chapter 21, Subchapter M of the TBOC.

Under certain circumstances, this provision will make it more difficult for a person who would be an “affiliated shareholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board of Directors because the shareholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction that results in such shareholder becoming an affiliated shareholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Listing

Our Common Stock and the IPO Warrants are listed on the Nasdaq Capital Market under the symbol “HSCS” and “HSCSW,” respectively.

Transfer agent, warrant agent and registrar

The transfer agent, warrant agent and registrar for our Common Stock and IPO Warrants is American Stock Transfer & Trust Company, LLC.

PLAN OF DISTRIBUTION

An aggregate of up to 4,000,000 shares of Common Stock may be offered by this prospectus by Lincoln Park pursuant to the Purchase Agreement. The shares of Common Stock may be sold or distributed from time to time by Lincoln Park directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

The sale of shares of Common Stock offered by this prospectus could be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the shares of Common Stock;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares of Common Stock may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares of Common Stock may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Lincoln Park is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Lincoln Park has informed us that it intends to use an unaffiliated broker-dealer to effectuate all sales, if any, of the shares of Common Stock that it may purchase from us pursuant to the Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Lincoln Park has informed us that each such broker-dealer will receive commissions from Lincoln Park that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of Common Stock as agents may receive compensation in the form of commissions, discounts, or concessions from Lincoln Park and/or purchasers of the shares of Common Stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions. Neither we nor Lincoln Park can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Lincoln Park or any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of Common Stock offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters or dealers and any compensation from Lincoln Park, and any other required information.

We will pay the expenses incident to the registration, offering, and sale of the shares of Common Stock to Lincoln Park. We have agreed to indemnify Lincoln Park and certain other persons against certain liabilities in connection with the offering of shares of Common Stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Lincoln Park has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Lincoln Park specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

Lincoln Park has represented to us that at no time prior to the Purchase Agreement has it or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our shares of Common Stock or any hedging transaction, which establishes a net short position with respect to our shares of Common Stock. Lincoln Park has agreed that during the term of the Purchase Agreement, it, its agents, representatives or affiliates will not enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised Lincoln Park that they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes Lincoln Park, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by Lincoln Park.

Our shares of Common Stock and IPO Warrants are listed on The Nasdaq Capital Market under the symbols “HSCS” and “HSCSW,” respectively.

LINCOLN PARK TRANSACTION

General

On March 10, 2023, we entered into the Purchase Agreement with Lincoln Park, which provides that, upon the terms and subject to the conditions and limitations set forth therein, we have the right, but not the obligation, to sell to Lincoln Park up to $15,000,000 of shares of our Common Stock, or the Purchase Shares, from time to time over the 36-month term beginning on the Commencement Date. Concurrently with entering into the Purchase Agreement, we also entered into the Registration Rights Agreement with Lincoln Park, pursuant to which we agreed to register the sale of the shares of our Common Stock that have been and may be issued to Lincoln Park under the Purchase Agreement and that are subject to the offering described in this prospectus. Pursuant to the terms of the Purchase Agreement and Registration Rights Agreement, we have filed with the SEC this prospectus regarding the sale under the Securities Act of the shares that have been or may be issued to Lincoln Park under the Purchase Agreement.

Purchase of Shares under the Purchase Agreement

Regular Purchases

After the Commencement Date, on any business day selected by us, we may direct Lincoln Park to purchase up to 50,000 shares of our Common Stock on such business day (or the purchase date), which we refer to as a Regular Purchase, provided that the closing sale price of our Common Stock on Nasdaq is not below $0.10 on the applicable purchase date, and provided, further, that (i) a Regular Purchase shall be increased to up to 75,000 shares if the closing sale price of our Common Stock on Nasdaq is not below $0.75 on the applicable purchase date, (ii) a Regular Purchase shall be increased to up to 100,000 shares if the closing sale price of our Common Stock on Nasdaq is not below $1.00 on the applicable purchase date, (iii) a Regular Purchase shall be increased to up to 150,000 shares if the closing sale price of our Common Stock on Nasdaq is not below $2.00 on the applicable purchase date, (iv) a Regular Purchase shall be increased to up to 200,000 shares if the closing sale price of our Common Stock on Nasdaq is not below $2.50 on the applicable purchase date. However, we may not direct Lincoln Park to purchase more than $750,000 in shares under any single Regular Purchase.

The purchase price per share for each such Regular Purchase will be equal to the lesser of:

•	the lowest sale price for our Common Stock on Nasdaq on the purchase date of such shares; and

•	the average of the three lowest closing sale prices for our Common Stock on Nasdaq during the 10 consecutive business days prior to the purchase date of such shares.

Accelerated Purchases

In addition, we may also direct Lincoln Park, on any business day on which we have submitted a Regular Purchase notice for the maximum amount allowed for such Regular Purchase, to purchase an additional amount of our Common Stock, which we refer to as an Accelerated Purchase, of up to the lesser of:

•	three times the number of shares purchased pursuant to such Regular Purchase; and

•

30% of the aggregate shares of our Common Stock traded on Nasdaq during all or, if certain trading volume or market price thresholds specified in the Purchase Agreement are crossed on the applicable Accelerated Purchase date, the portion of the normal trading hours on the applicable Accelerated Purchase date prior to such time that any one of such thresholds is crossed, which period of time on the applicable Accelerated Purchase date we refer to as the “Accelerated Purchase Period”.

The purchase price per share for each such Accelerated Purchase will be equal to 97% of the lower of:

•	the volume-weighted average price of our Common Stock on Nasdaq during the applicable Accelerated Purchase Period on the applicable Accelerated Purchase date; and

•	the closing sale price of our Common Stock on Nasdaq on the applicable Accelerated Purchase date.

Additional Accelerated Purchases

We may also direct Lincoln Park on any business day on which an Accelerated Purchase has been completed and all of the shares to be purchased thereunder have been delivered to Lincoln Park in accordance with the Purchase Agreement, to purchase an additional amount of our Common Stock, which we refer to as an Additional Accelerated Purchase, as described in the Purchase Agreement.

In the case of Regular Purchases, Accelerated Purchases and Additional Accelerated Purchases, the purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the business days used to compute the purchase price.

The Purchase Agreement prohibits us from directing Lincoln Park to purchase any shares of our Common Stock if those shares, when aggregated with all other shares of Common Stock then beneficially owned by Lincoln Park (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 thereunder), would result in Lincoln Park and its affiliates beneficially owning more than the Beneficial Ownership Limitation.

Pursuant to the terms of the Purchase Agreement, on March 13, 2023, we issued 100,000 Initial Commitment Shares to Lincoln Park as consideration for its commitment to purchase shares of our Common Stock under the Purchase Agreement.

Under applicable rules of Nasdaq, in no event may we issue or sell to Lincoln Park under the Purchase Agreement shares of our Common Stock, including the Commitment Shares, in excess of 1,927,022 shares, which is equal to 19.99% of the shares of our Common Stock outstanding immediately prior to the execution of the Purchase Agreement, or the Exchange Cap, unless (i) we obtain shareholder approval to issue shares of our Common Stock in excess of the Exchange Cap or (ii) the average price of all shares of Common Stock issued to Lincoln Park under the Purchase Agreement equals or exceeds $1.16 per share (which represents the official closing price of our Common Stock on Nasdaq the day of signing of the Purchase Agreement), such that the transactions contemplated by the Purchase Agreement are exempt from the Exchange Cap limitation under applicable Nasdaq rules. In any event, the Purchase Agreement specifically provides that we may not issue or sell any shares of our Common Stock under the Purchase Agreement if such issuance or sale would breach any applicable rules or regulations of the Nasdaq.

Sales under the Purchase Agreement may commence only after certain conditions have been satisfied, which date is referred to herein as the Commencement Date, which conditions include that this Registration Statement, as may be amended from time to time, shall have been declared effective under the Securities Act, delivery to Lincoln Park of a prospectus covering the shares of our Common Stock issued or sold by us to Lincoln Park under the Purchase Agreement, approval for listing on the Nasdaq of the shares of our Common Stock issued or sold by us to Lincoln Park under the Purchase Agreement, the issuance of the Initial Commitment Shares to Lincoln Park under the Purchase Agreement, and the receipt by Lincoln Park of a customary opinion of counsel and other certificates and closing documents. The Purchase Agreement may be terminated by us at any time, at our sole discretion, without any cost or penalty, however, the Commitment Shares will not be returned to us. There are no limitations on use of proceeds, financial or business covenants, restrictions on future financings (other than restrictions on our ability to enter into additional “equity line” or similar transactions whereby an investor is irrevocably bound to purchase securities over a period of time from us at a price based on the market price of our Common Stock at the time of such purchase), rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. We may deliver Purchase Notices under the Purchase Agreement, subject to market conditions, and in light of our capital needs from time to time and under the limitations contained in the Purchase Agreement. Any proceeds that we receive under the Purchase Agreement may be used for any corporate purpose at our sole discretion.

The Company has agreed to file with the SEC, as soon as practicable, and in any event within thirty business days of the date of the Purchase Agreement, this Registration Statement covering the resale of the Purchase Shares and all of the Commitment Shares in accordance with the terms of the Registration Rights Agreement.

The Purchase Agreement and Registration Rights Agreement contain customary representations and warranties, covenants and indemnification provisions that the parties made to, and solely for the benefit of, each other in the context of all of the terms and conditions of such agreements and in the context of the specific relationship between the parties thereto. The provisions of the Purchase Agreement and Registration Rights Agreement, including any representations and warranties contained therein, are not for the benefit of any party other than the parties thereto and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties thereto. Rather, investors and the public should look to other disclosures contained in our annual, quarterly and current reports we may file with the SEC.

Suspension Events

Suspension Events (the “Suspension Events”) under the Purchase Agreement include the following:

•

the effectiveness of a Registration Statement registering the sale or resale of the Securities lapses for any reason (including, without limitation, the issuance of a stop order or similar order) or such registration statement (or the prospectus forming a part thereof) is unavailable to Lincoln Park for sale or resale of any or all of the shares of our Common Stock to be issued to Lincoln Park under the Purchase Agreement and/or the Registration Rights Agreement, and all associated schedules and exhibits, that are required to be included therein, and such lapse or unavailability continues for a period of ten consecutive business days or for more than an aggregate of thirty business days in any 365-day period, but excluding a lapse or unavailability where (i) we terminate a registration statement after Lincoln Park has confirmed in writing that all of the shares of our Common Stock covered thereby have been resold or (ii) we supersede one registration statement with another registration statement, including (without limitation) by terminating a prior registration statement when it is effectively replaced with a new registration statement covering the shares of our Common Stock covered by the Purchase Agreement (provided in the case of this clause (ii) that all of the shares of our Common Stock covered by the superseded (or terminated) registration statement that have not theretofore been resold are included in the superseding (or new) registration statement);

•

the suspension of our Common Stock from trading on the Nasdaq for a period of at least one business day, provided that we may not direct Lincoln Park to purchase any shares of our Common Stock during any such suspension;

•

the delisting of our Common Stock from the Nasdaq Capital Market, provided, however, that our Common Stock is not immediately thereafter trading on The Nasdaq Global Select Market, The NASDAQ Global Market, the New York Stock Exchange, the NYSE American, the NYSE Arca, the OTC Bulletin Board, or the OTCQB or the OTCQX operated by the OTC Markets Group, Inc. (or any nationally recognized successor to any of the foregoing);

•

the failure for any reason by our transfer agent to issue Lincoln Park shares of our Common Stock within two business days after the applicable date on which Lincoln Park is entitled to receive such shares;

•

any breach of the representations or warranties or covenants contained in the Purchase Agreement or Registration Rights Agreement that has or could have a material adverse effect on us and, in the case of a breach of a covenant that is reasonably curable, that is not cured within five business days;

•	if any person commences a proceeding against us pursuant to or within the meaning of any bankruptcy law;

•

if we become at any time insolvent, or, pursuant to or within the meaning of any bankruptcy law, (i) commence a voluntary case, (ii) consent to the entry of an order for relief against us an involuntary case, (iii) consent to the appointment of a custodian for us or for all or substantially all of our property, or (iv) make a general assignment for the benefit of our creditors or if we are generally unable to pay our debts as the same become due;

•

a court of competent jurisdiction enters an order or decree under any bankruptcy law that (i) is for relief against us in an involuntary case, (ii) appoints a custodian for us or for all or substantially all of our property, or (iii) orders the liquidation of us;

•	if at any time we are not eligible to transfer shares of our Common Stock electronically as DWAC Shares (as defined in the Purchase Agreement); or

•

or the Exchange Cap is reached (to the extent it is applicable) and our shareholders have not approved the issuance of the shares of Common Stock pursuant to the Purchase Agreement, in accordance with the rules and regulations of Nasdaq.

Subject to the terms of the Purchase Agreement, so long as a Suspension Event has occurred and is continuing, or if any event that, after notice and/or lapse of time, would reasonably be expected to become a Suspension Event, has occurred and is continuing, we may not direct Lincoln Park to purchase any shares of our Common Stock under the Purchase Agreement.

Our Termination Rights

We have the unconditional right, at any time, for any reason and without any payment or liability to us, to give one business day notice to Lincoln Park to terminate the Purchase Agreement.

No Short-Selling or Hedging by Lincoln Park

Lincoln Park has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of shares of our Common Stock during any time prior to the termination of the Purchase Agreement.

Prohibitions on Variable Rate Transactions

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement other than a prohibition on entering into a “Variable Rate Transaction,” as defined in the Purchase Agreement, for a period of thirty-six months following the date of the execution of the Purchase Agreement, on than with Lincoln Park. Variable Rate Transactions include an “equity line of credit” or any similar transaction whereby an investor is irrevocably bound to purchase securities over a period of time from us at a price based on the market price of our Common Stock at the time of each such purchase, other than an “at the market offering” exclusively through a registered broker-dealer acting as our agent pursuant to a written agreement between us and such registered broker-dealer.

Effect of Performance of the Purchase Agreement on Our Shareholders

All shares registered in this offering that have been or may be issued or sold by us to Lincoln Park under the Purchase Agreement are expected to be freely tradable. It is anticipated that the Common Stock registered in this offering will be sold over a period of up to 36 months commencing on the Commencement Date. The sale by Lincoln Park of a significant amount of shares of our Common Stock registered in this offering at any given time could cause the market price of our Common Stock to decline and to be highly volatile. Sales of our Common Stock to Lincoln Park, if any, will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Lincoln Park all, some or none of the additional shares of our Common Stock that may be available for us to sell pursuant to the Purchase Agreement.

If and when we do sell shares of our Common Stock to Lincoln Park, after Lincoln Park has acquired the Common Stock, Lincoln Park may resell all, some or none of those shares of our Common Stock at any time or from time to time in its discretion. Therefore, sales to Lincoln Park by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our shares of Common Stock. In addition, if we sell a substantial number of shares of our Common Stock to Lincoln Park under the Purchase Agreement, or if investors expect that we will do so, the actual sales of our Common Stock or the mere existence of our arrangement with Lincoln Park may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales. However, we have the right to control the timing and amount of any additional sales of our Common Stock to Lincoln Park and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

The following table sets forth the amount of gross proceeds we would receive from Lincoln Park from our sale of Common Stock to Lincoln Park under the Purchase Agreement at varying purchase prices:

Assumed Average Purchase Price Per Share	Number of Registered Shares to be Issued if Full Purchase(1)		Percentage of Outstanding Shares After Giving Effect to the Issuance to Lincoln Park(2)	Gross Proceeds to Us from the Sale of Shares to Lincoln Park Under the Purchase Agreement
$0.50	1,927,022	(3)	16.7%	$913,511
$1.00	1,927,022	(3)	16.7%	$1,827,022
$1.02(4)	1,927,022	(3)	16.7%	$1,863,562
$2.00	4,000,000		29.3%	$7,675,000
$4.00	3,912,500		28.9%	$15,000,000

(1)

Includes the total number of Purchase Shares which we would have sold under the Purchase Agreement at the corresponding assumed average purchase price set forth in the first column, up to 3,837,500 Purchase Shares, while giving effect to the Exchange Cap and without regard for the limitation of 9.99% of our outstanding shares of Common Stock that Lincoln Park may beneficially own under the Purchase Agreement, and excludes the Commitment Shares.

(2)

This amount is based on 9,739,931 shares outstanding as of March 23, 2023, which includes the Initial Commitment Shares, and adjusted to include the issuance of the number of shares set forth in the adjacent column that we would have sold to Lincoln Park, assuming the average purchase price in the first column, and the issuance of the Additional Commitment shares, if applicable. The numerator is based on the number of shares issuable under the Purchase Agreement (that are the subject of this offering) at the corresponding assumed average purchase price set forth in the first column.

(3)

This number of shares reflects the Exchange Cap. We may only issue shares of our Common Stock in excess of the Exchange Cap if we obtain shareholder approval to do so, or if the average price of all shares of common stock issued to Lincoln Park under the Purchase Agreement equals or exceeds $1.16 per share.

(4)	The closing sale price of our Common Stock on The Nasdaq Capital Market on March 23, 2023.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus will be passed upon for us by Jackson Walker LLP, Dallas, Texas.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended April 30, 2022 have been so incorporated in reliance on the report of Haskell & White LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to the securities we are offering pursuant to this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our securities, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the contract, agreement or other document summarized, but are not complete descriptions of all terms of those contracts, agreements or other documents. If we filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you may read the contract, agreement or other document itself for a complete description of its terms. Each statement in this prospectus relating to a contract, agreement or other document filed as an exhibit is qualified in all respects by the filed exhibit.

You can read our SEC filings, including the registration statement, annual, quarterly and special reports and proxy statements, as well as other information over the Internet at the SEC’s website at www.sec.gov or by visiting our website that we maintain at www.heartsciences.com where you may access the same free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our securities.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this document. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) after the date of the initial registration statement, as amended, and prior to effectiveness of the registration statement, and (2) after the date of this prospectus and prior to the termination of this offering. Such information will automatically update and supersede the information contained in this prospectus and the documents listed below:

(a)	Our Annual Report on Form 10-K for the year ended April 30, 2022 filed with the SEC on July 29, 2022;

(b)

Our Quarterly Reports on Form 10-Q (i) for the quarter ended July 31, 2022 filed with the SEC on September 12, 2022, (ii) for the quarter ended October 31, 2022 filed with the SEC on December 15, 2022 and (iii) for the quarter ended January  31, 2023 filed with the SEC on March 16, 2023;

(c)

Our Current Reports on Form 8-K filed with the SEC on June 15, 2022 (as amended by Form 8-K/A filed with the SEC on June  16, 2022), June  23, 2022, July 18, 2022, September 9, 2022, September 20, 2022, October  26, 2022, December  23, 2022, January  3, 2023, January  11, 2023, January  24, 2023, February  3, 2023, February  13, 2023, February 22, 2023 (as amended by Form 8-K/A filed with the SEC on March  14, 2023), March  13, 2023, March  16, 2023 and March 23, 2023; and

(d)

The description of our Common Stock, which is contained in the Registration Statement on Form 8-A, as filed with the SEC on June 14, 2022, and including any amendments or reports filed for the purpose of updating such description.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the SEC in accordance with SEC rules and regulations is not incorporated into this Registration Statement, shall not be deemed “filed” under the Securities Act, and does not constitute a part hereof.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address: at 550 Reserve St, Suite 360, Southlake, Texas 76092, Attn: Danielle Watson, or by calling (682)-237-7781 or at the following email address: investorrelations@heartsciences.com.

GLOSSARY OF TERMS

The following definitions shall apply to the terms used in this prospectus.

Terms Used by and for United States Federal Regulators and Regulations

“510(k)” means a premarket notification submission to the FDA for determination that a medical device is substantially equivalent to another legally U.S. marketed medical device prior to such device being marketed.

“CDC” means the U.S. Centers for Disease Control and Prevention.

“Class II” means a classification of medical devices that are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include submission of a 510(k), performance standards, post-market surveillance, patient registries and FDA guidance documents.

“CMS” means U.S. Centers for Medicare & Medicaid Services.

“De Novo” means the process for obtaining authorization from the FDA of a novel medical device that is low to moderate risk for which general controls alone, or general and special controls, provide reasonable assurance of safety and effectiveness for the intended use, but for which there is no legally marketed predicate device. Devices that are classified (or re-classified) into Class II through a De Novo classification request may be marketed and used as predicates for future premarket notification 510(k) submissions, when applicable.

“FDA” means the U.S. Food and Drug Administration.

“FINRA” means the Financial Industry Regulatory Authority.

“HHS” means the U.S. Health and Human Services—Office of the Inspector General.

“JOBS Act” means the Jumpstart our Business Startups Act of 2012.

“SEC” means the U.S. Securities and Exchange Commission.

Terms Used in Jurisdictions Other Than the U.S.

“CE Mark” means Conformité Européene Mark.

Terms Used for Medical and Medical Device Related Purposes

“AI” means artificial intelligence.

“CAD” means coronary artery disease.

“CPT” means Current Procedural Terminology.

“diastolic phase” means the period of the heart’s relaxation or filling phase (as opposed to the heart’s period of contraction or pumping phase called “systolic”) of a heartbeat.

“diastolic dysfunction” means impaired left ventricular relaxation and elevated filling pressures during the diastolic phase.

“ECG” means electrocardiogram or electrocardiograph as appropriate, which is also known by the acronym “EKG.”

“echo” means an echocardiogram.

“LV” means left ventricular.

“LVD” means left ventricular dysfunction.

“LVDD” means left ventricular diastolic dysfunction.

“sensitivity” means the true positive rate or the percentage probability of a positive test result identifying patient with a condition as compared to the gold standard test which in our case is an echo.

Terms Used in Connection with Our Company and Products

“$1.5M Lender Warrants” means the warrants issued to holders of the $1.5M Notes as consideration for the extension of the maturity of the $1.5M Notes.

“$1.5M Notes” means our 12% secured subordinated convertible promissory notes in the aggregate principal amount of $1.5 million issued to accredited investors between December 2020 and April 2021.

“$130K Note” means our private placement on August 12, 2019 with FRV, an accredited investor, of an unsecured drawdown convertible promissory note in the amount of $130,000.

“$1M Lender Warrants” means the warrants issued to holders of the $1M Notes as consideration for the extension of the maturity of the $1M Notes.

“$1M Loan and Security Agreement” means the Loan and Security Agreement entered into by and among the Company, FRV and John Q. Adams, Sr. in April 2020 in connection with the $1M Notes, as amended by Amendment No. 1 dated September 30, 2021, Amendment No. 2 dated November 3, 2021, Amendment No. 3 dated May 24, 2022 and Amendment No. 4 dated January 24, 2023.

“$1M Notes” means our 12% secured, non-convertible promissory notes payable to FRV and John Q. Adams, Sr. in the aggregate principal amount of $1 million, as amended and restated.

“Investor Warrants” means all outstanding warrants to purchase 56,726 shares of our Common Stock issued in connection with funding or as consideration for services rendered to the Company and excludes the Bridge Warrants, Pre-Funded Bridge Warrants, $1M Lender Warrants and $1.5M Lender Warrants.

“IPO Underwriter Warrants” means the warrants to purchase an aggregate of 105,000 shares of Common Stock that were issued to the Underwriter in the IPO as a portion of the underwriting compensation payable in connection with the IPO.

“IPO Warrants” means all outstanding warrants to purchase shares of our Common Stock that were issued as part of the IPO Units in the IPO plus additional warrants to purchase 225,000 shares of Common Stock that were issued in the IPO as a result of the Underwriter’s exercise of its over-allotment option in part.

“IT” means our information technology.

“MyoVista” means the MyoVista wavECG device.

“Series A Preferred Stock” means our Series A convertible preferred stock, par value $0.001 per share, all outstanding shares of which converted to Common Stock in connection with our IPO.

“Series B Preferred Stock” means our Series B convertible preferred stock, par value $0.001 per share, all outstanding shares of which were cancelled in connection with our IPO.

“Series C Preferred Stock” means our Series C convertible preferred stock, par value $0.001 per share.

Terms Used in Connection with Our 2021 Bridge Financing

“2021 Bridge Financing” means our private placement, pursuant to a securities purchase agreement, with a lead investor and additional accredited investors of the Bridge Notes, Pre-Funded Bridge Warrants and Bridge Warrants from December 2021 through February 2022, which were issued to such lead investor and additional accredited investors in exchange for the secured subordinated convertible notes and warrants issued to them in an initial closing of a private placement in October 2021.

“2021 Bridge Securities” means, collectively, the Bridge Notes, the Pre-Funded Bridge Warrants and Bridge Warrants.

“Bridge Attribution Parties” are any Bridge Purchaser, together with its affiliates and any other person acting as a group as defined under Section 13(d) of the Exchange Act with regard to determining Bridge Maximum Percentage.

“Bridge Notes” means the 8% secured Senior Subordinated Convertible Loan Notes we sold to

Bridge Purchasers pursuant to the Bridge SPA.

“Bridge Purchasers” means the accredited investors who purchased our securities pursuant to the Bridge SPA.

“Bridge SPA” means the Securities Purchase Agreement we entered into with the Bridge Purchasers in connection with the 2021 Bridge Financing.

“Bridge Warrant Amendment No. 1” means Amendment No. 1 to Bridge Warrant by and between Heart Test Laboratories, Inc. and the lead investor under the Bridge SPA, dated September 8, 2022.

“Bridge Warrant Amendment No. 2” means Amendment No. 2 to Bridge Warrant by and between Heart Test Laboratories, Inc. and the lead investor under the Bridge SPA, dated February 3, 2023.

“Bridge Warrants” means the warrants to purchase our Common Stock issued along with the Bridge Notes pursuant to the Bridge SPA. The term “Bridge Warrants” does not include the Pre-Funded Bridge Warrants.

“Bridge Maximum Percentage” means the beneficial ownership in excess of 4.99% of the number of shares of the Common Stock outstanding immediately prior to, and immediately after giving effect to, the conversion of all or any portion of the Bridge Notes as applied to Bridge Attribution Parties unless a holder has notified the Company that it has elected to increase the Bridge Maximum Percentage to 9.99%.

“Pre-Funded Bridge Warrants” means the warrants issued as a result of the number of shares of Common Stock issued to a Bridge Purchaser upon conversion of in the Bridge Notes being in excess of the Bridge Maximum Percentage.

Up to 4,000,000 Shares of Common Stock

Heart Test Laboratories, Inc.

PROSPECTUS

The date of this prospectus is April 11, 2023